As Filed with the Securities and Exchange Commission on April 21, 2023

Registration File Nos. 333-_____

811-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ___ ☐

Post-Effective Amendment No. ___ ☐

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. ___ ☐

(Check appropriate box or boxes)

Amplify VUL Separate Account I

(Exact name of registrant)

Amplify Insurance Company

(Name of depositor)

20 E. Thomas Road, Suite 2200

Phoenix, AZ 85012

(Address of depositor’s principal executive offices)

(914) 482 - 1377

Depositor’s Telephone Number, including Area Code

Lu Ma. Chief Insurance Officer

Amplify Insurance Company

2111 Lane Street, Unit 24560

San Francisco, CA 94124

(Name and address of agent for service)

Copy to:

Dodie Kent

Eversheds Sutherland (US) LLP

1114 Avenue of the Americas, 40th Floor

New York, NY 10036

Approximate date of proposed public offering: As soon as practicable after the effective date of this Pre-Effective Amendment.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies.

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Amplify® Propel Variable Universal Life

An individual flexible premium adjustable variable universal life insurance policy issued by Amplify Insurance Company through Amplify VUL Separate Account I.

Prospectus dated ____________, 2023

Amplify® Variable Universal Life I

Individual Flexible Premium Adjustable Variable Universal Life

Insurance Policies

Issued by

Amplify Insurance Company

through its

Amplify VUL Separate Account I

The date of this prospectus is _________, 2023.

This prospectus contains basic information about the policies that should be understood before investing. Read this prospectus carefully and keep it for future reference. Amplify Insurance Company (“Amplify”) is the issuer of the policies.

Variable universal life (VUL) insurance policies are complex products with unique benefits and advantages and are intended as a vehicle for long-term financial planning, not short-term savings. There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all within other life insurance products. With help from financial professionals, purchasers are encouraged to compare and contrast the costs and benefits of the policy described in this prospectus against those of other life insurance products, especially other variable life insurance products. This process of comparison and analysis should aid in determining whether the purchase of the policy described in this prospectus is consistent with the purchaser’s life insurance objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics and needs.

This policy is available directly to purchasers and through third party financial intermediaries who may charge you an investment advice or advisory fee for their services, and these advisory fees would be in addition to the policy fees and expenses described in this prospectus. If a policy owner elects to pay any investment advisory fees from the policy through partial surrenders or policy loans, this may reduce the death benefit and other benefits under the policy, may be subject to federal and state income taxes, and may be subject to a 10% federal tax penalty.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Additional information about certain investment products, including variable life insurance policies, has been prepared by the SEC’s staff and is available at Investor.gov.

A policy owner may, for a limited time, cancel the policy and receive a refund (commonly referred to as the “right to cancel” period or “free look” right). The length of the right to cancel period depends on state law and may vary depending on whether the policy was purchased to replace another policy. The minimum right to cancel period is 10 days. The amount Amplify refunds will be Account Value and any charges that have been deducted; or in certain states, the greater of that amount or the premium paid. For more information, see Right to Cancel (Free Look Right).

This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made. Not all Riders, terms, conditions, benefits, programs, features, and investment options are available or approved for use in every state. Contact Amplify to review a copy of the policy and any Riders or endorsements (see Contacting the Service Center). This prospectus contains all material rights and features of the policy.

The primary purpose of this policy is to provide life insurance protection for the beneficiary named by the policy owner. If the purchaser’s primary need is not life insurance protection, then purchasing this policy may not be in the best interest of the purchaser. Amplify makes no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

If this policy is being purchased to replace existing life insurance, the purchaser should carefully consider the benefits, features, and costs of this policy versus those of the policy being replaced.

Variable life insurance policies are not insured by the Federal Deposit Insurance Corporation or any other federal government agency, and are not deposits of, guaranteed by, or insured by the depository institution where offered or any of its affiliates.

Glossary

Account Value - The total amount allocated to the variable Sub-Accounts, the policy loan account, and the fixed account.

Accumulation Unit - An accounting unit of measure of an investment in, or share of, a Sub-Account.

Amplify - Amplify Insurance Company.

Attained Age - A person’s Issue Age plus the number of full years since the Policy Date.

Cash Surrender Value - The Account Value minus Indebtedness.

Coverage Charges - Coverage charges consist of the monthly deductions for the monthly policy fee, unit load, and cost of insurance charge. Coverage charges are deducted first from the fixed account until exhausted, and then proportionately from the variable sub-accounts. Coverage charges will be level (they will not increase) during the level coverage charge period on a current basis.

Code - The Internal Revenue Code of 1986, as amended.

Death Benefit - The amount paid upon the Insured’s death, before the deduction of any Indebtedness, or due and unpaid policy charges.

Fixed Account - A holding account for account value required to satisfy monthly deductions for coverage charges during the level coverage charge period.  The fixed account is generally not available for allocation of premiums or transfers.  The fixed account is part of Amplify’s general account.

Grace Period - A 61-day period after which the Policy will Lapse if sufficient payments are not made to prevent Lapse.

In Force - Any time during which benefits are payable under the policy and any elected Rider(s), when the policy is in effect and has not lapsed.

Indebtedness - The total amount of all outstanding policy loans including principal and accrued interest and interest due.

Insured - The person whose life is insured under the policy, and whose death triggers payment of the Death Benefit.

Investment Experience - The market performance of a mutual fund/Sub-Account.

Issue Age - The insured’s age when the policy is issued, based on [their birthday nearest the Policy Date].

Issue Date - The first monthly policy date, when monthly deductions begin.

Lapse - The policy terminates without value. This can occur whenever the Cash Surrender Value is not sufficient to pay the policy charges; the policy can lapse even if all planned premiums are paid in full and on time.

Level Coverage Charge Period - This period begins on the policy issue date and lasts: (a) for the insured’s issue age under 50, until the insured’s age 65; (b) for insured issue ages from 50 to 65 (inclusive), until the insured’s age 70; and (c) for insured’s issue age over age 65, for five (5) years.

Maturity Date - The policy anniversary on which the Insured reaches Attained Age 121.

Minimum Required Death Benefit - The lowest Death Benefit that will qualify the policy as life insurance under the Code.

Monthly Policy Date (aka Policy Monthaversary) - The same day of the month as the Policy Date for each succeeding month. In any month where such day does not exist (e.g. the 29th, 30th, or 31st), the Monthly Policy Date (Monthaversary) will be the last day of that calendar month.

Net Amount At Risk - The base policy’s discounted Death Benefit minus the policy’s Account Value.

Net Asset Value (NAV) - The price of each share of a mutual fund in which a Sub-Account invests. NAV is calculated by subtracting the mutual fund’s liabilities from its total assets, and dividing that figure by the number of shares outstanding. Amplify uses NAV provided by the mutual funds to calculate the value of Accumulation Units. NAV does not reflect deductions made for charges taken from the Sub-Accounts.

Net Premium - The premium paid (a) less the premium load [and (b) less any amounts required to be deposited in the fixed account to satisfy monthly deductions for coverage charges during the level coverage charge period].

Policy Date - The date the policy takes effect as shown in the Policy Specification Pages.  The first monthly policy date is the Issue Date. Policy years, months, and anniversaries are measured from this date.

Policy owner or Owner - (also “You” or “Your”): The person or entity named as the owner on the application, or the person or entity assigned ownership rights.  The owner may exercise all rights under the policy while it is in force.  If the owner dies before the insured, the owner’s estate becomes the owner.

Policy Proceeds or Proceeds - Policy Proceeds may constitute the Death Benefit, or the amount payable if the policy matures or is surrendered, adjusted to account for any unpaid charges, Indebtedness and Rider benefits.

Policy Specification Page(s) - The Policy Specification Page(s) are issued as part of the policy and contain information specific to the policy and the Insured, including coverage and Rider elections. Updated Policy Specification Page(s) will be issued if the policy owner makes any changes to coverage elections after the policy is issued.

Premium - Amount(s) paid to purchase and maintain the policy.

Premium Load - A charge that is deducted from any Premium payment applied to a policy; the amount is equal to the applicable state Premium tax based upon the owner’s state of residence (subject to a guaranteed maximum load of [5.00%].

Rider - An optional benefit purchased under the policy. Rider availability and Rider terms may vary depending on the state in which the policy was issued.

SEC - Securities and Exchange Commission.

Service Center - The Amplify office responsible for receiving all service and transaction requests relating to the policy.  For service and transaction requests submitted via the Internet (using Amplify’s website), the Service Center is www.getamplifylife.com. For service and transaction requests submitted via email, the Service Center is ______________@Amplify.com. For service and transaction requests communicated by telephone, the Service Center is  (___) ___-_______. For service and transaction requests transmitted by other means (including U.S. mail or other delivery service), the Service Center address is ________________________. Information on how to contact the Service Center is in the Contacting the Service Center section of this prospectus.

Sub-Account(s) - A segment or division of the Amplify VUL Separate Account I. A Sub-Account is a mechanism used to account for (and determine the value of) allocations of Net Premium and Account Value among the policy’s variable investment options.

Valuation Period - The period during which Amplify determines the change in the value of the Sub-Accounts. One Valuation Period ends and another begins as of the close of regular trading on the New York Stock Exchange.

Variable Account or Separate Account - Amplify VUL Separate Account I, a separate account that Amplify established to hold net premiums and account value allocated to the variable investment options. The Variable Account is divided into Sub-Accounts, each of which invests in a separate underlying mutual fund.

You, Your - The policy owner.

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Key Information Table

Important Information You Should Consider About the Policy

FEES AND EXPENSES
Charges for Early Withdrawals	Surrender Charge - There are no surrender charges upon a full surrender of the policy.
Transaction Charges

The policy owner may be charged for certain transactions as follows:

• Premium Load - Deducted from any Premium payment that is subject to state premium taxes (guaranteed not to exceed 5.00% of each premium).

• Partial Withdrawals - An administrative fee, up to $25, may be charged for partial withdrawals (currently waived).

• Transfers - An administrative fee, up to $25, may be charged for each transfer in excess of twelve in a policy year (currently waived)

• Service Fee - An administrative fee, up to $25, may be charged upon requesting an illustration, policy loan, wire transfers, or copies of transaction confirmations and statements.

• Rider Charges - One time rider charges for certain benefits, deducted upon invoking the rider.

See Policy Charges.

Ongoing Fees and Expenses (periodic charges)

An investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and such fees and expenses may be set based on characteristics of the Insured (e.g., age, sex, and rating classification); see Policy Charges. Please refer to the Policy Specification Pages of your policy for rates applicable to your policy.

These fees and expenses do not reflect investment advisory fees you may pay to a third party financial intermediary from the policy’s Account Value or from other assets. If such charges were reflected, the fees and expenses would be higher.

A policy owner will also bear expenses associated with the underlying mutual funds under the policy, as shown in the following table:
	Annual Fee	Minimum	Maximum
	Investment options (underlying mutual fund fees and expenses)	0.XX%[1]	X.XX%[1]

1As a percentage of underlying mutual fund assets.  Minimum and maximum expenses include the maximum Low-Cost Subaccount Fee, or “Platform Charge,” reflecting revenue sharing payments received by Amplify. See Policy Charges.

RISKS
Risk of Loss	Policy owners of variable life insurance can lose money by investing in the policy, including loss of principal (see Principal Risks).
Not a Short-Term Investment

The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash (see Principal Risks). The primary benefit of this policy is life insurance coverage, and it is designed for long term financial planning.

Risks Associated with Investment Options

• An investment in this policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options chosen by the policy owner.

• Each variable investment option (each Sub-Account) has its own unique risks.

• Review the prospectuses for the underlying mutual funds before making an investment decision.

See Principal Risks.

Insurance Company Risks

Investment in the policy is subject to the risks associated with Amplify, including that any obligations, guarantees, or benefits are subject to the claims-paying ability of Amplify.  In this regard, note that Amplify is a newly established, and very small, life insurance company.  More information about Amplify is available by contacting the Service Center (see Principal Risks).

Policy Lapse

Insufficient Cash Surrender Value may cause the policy to Lapse. The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly deductions (for policy charges), including Rider charges. Cash Surrender Value can be reduced by unfavorable investment experience, policy loans, partial withdrawals, and the deduction of policy charges.  The level of premium payments also affects the Cash Surrender Value; however, the policy can lapse even if all planned premiums are paid in full and on time.  The Death Benefit will not be paid if the policy has Lapsed. There are costs associated with reinstating a lapsed policy.

For more information, see Principal Risks and Lapse.

RESTRICTIONS
Investments

• Amplify may restrict the form in which Sub-Account transfer requests will be accepted, and may impose additional restrictions to deter short-term trading in the Sub-Accounts (see Sub-Account Transfers).

• During the level coverage charge period, premiums are automatically allocated to the fixed account annually until the amount so allocated is sufficient to satisfy the year’s monthly deductions for coverage charges.

•The Fixed Account is not otherwise available for direct allocation of Premium by the policy owner (see The Fixed Account).

• Amplify reserves the right to add, remove, and substitute investment options available under the policy (see Addition, Deletion, or Substitution of Mutual Funds).

Optional Benefits

• Partial withdrawals and Indebtedness will reduce benefits available under certain optional benefits.

• Policy loans are not permitted while benefits are being paid under certain optional benefits.

• Amplify reserves the right to discontinue offering any optional benefit, and within limits, to modify optional benefits.

 For more information, see Other Benefits.

TAXES
Tax Implications

• Consult with a tax professional to determine the tax implications of an investment in and payments received under this policy.

• Earnings on the policy are generally not taxable to the policy owner, unless withdrawn from the policy, and the death benefit is generally not taxable.

• There is no additional tax benefit to purchasing a policy through a tax-qualified plan.

• Partial withdrawals and full surrenders (and loans under policies that are modified endowment contracts), may be subject to federal and state income taxes, may be taxed as ordinary income, and may be subject to a 10% tax penalty.

For more information, see Taxes.

CONFLICTS OF INTEREST
Investment Professional Compensation

Some financial professionals receive compensation for selling the policy. Compensation can take the form of commissions and expense allowances, and Amplify may also pay other indirect compensation by sharing the revenue it earns on this policy with the financial professional’s firm. This conflict of interest may influence a financial professional, as these financial professionals may have a financial incentive to offer or recommend this policy over another investment.

Exchanges

Some financial professionals may have a financial incentive to offer an investor a new policy in place of the one he/she already owns. An investor should only exchange his/her existing policy if he/she determines, after comparing the features, fees, and risks of both policies, that it is preferable for him/her to purchase the new policy, rather than to continue to own the existing one (see Exchanging the Policy for Another Life Insurance Policy, in the Taxes section).

Overview of the Policy

Purpose

The primary benefit of this policy is life insurance coverage. Amplify will pay the death benefit proceeds upon the Insured’s death if the Insured dies while the policy is In Force. The policy is In Force when: the policy has been issued; the initial premium has been paid; the Insured is living; the policy has not been surrendered for its Cash Surrender Value; and the policy has not Lapsed.

The Account Value and death benefit, to the extent the death benefit includes or is based on the Account Value, will not be fixed but will be dependent on the investment performance of the investment options in which the policy owner is invested, and cumulative separate account and policy charges assessed by Amplify over the life of the policy.

This policy offers permanent life insurance protection with potential accumulation of Account Value on a tax deferred basis. Prospective purchasers should consult with a financial professional to determine whether this policy is appropriate for them, taking into consideration his/her particular needs, including investment objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics. Generally speaking, this policy is intended as a long-term investment; it is not a short-term investment and is not appropriate for an investor who needs ready access to cash (see Principal Risks).

Premiums

The policy owner will select a premium payment plan for the policy at the time of application; however, that premium payment plan is not mandatory, and adherence to that premium payment plan does not guarantee that the policy will not lapse. Within limits, the policy owner may vary the frequency and amount of premium payments (see Premium Payments). Payment of insufficient premium may increase the risk that the policy will lapse.  The policy can lapse without value even if all planned premiums are paid in full and on time.

Allocation of Premiums.  During the level coverage charge period, premium paid up to the current fixed account value less the annualized coverage charge for the current policy year will be automatically allocated to the fixed account.  In addition, premium received within [15] days prior to a policy anniversary during the level coverage charge period (except for the last year of the level coverage charge period), up to the annualized coverage charge for the next policy year, will be automatically allocated to the fixed account.  (Otherwise, the fixed account is not available for direct allocation of premium by the policy owner).  Policy coverage charges are deducted from the account value first from the fixed account until exhausted and then proportionally from the variable subaccounts.

Additional amounts of net premiums (and net premium paid after the level coverage charge period) may be allocated by the policy owner among the variable investment options available in the policy.  The variable investment options offered under the policy correspond to mutual funds that are the underlying investment options of variable insurance products. Amplify VUL Separate Account I contains a separate Sub-Account corresponding to each of the underlying mutual funds offered in the policy.

Additional information about the underlying mutual funds is available in Appendix A: Underlying Mutual Funds Available Under the Policy.

Policy Lapse

The policy can lapse whenever the Cash Surrender Value is insufficient to pay the monthly deductions. Payment of all of the planned premiums on time and in full may not be sufficient to keep the policy in force.  If the Cash Surrender Value is not sufficient to pay the monthly deductions due on a monthly policy date, then the policy may lapse without value after a 61 day grace period unless sufficient premium is paid before the end of the grace period. The premium required to keep the policy from lapsing is equal to the amount, net of any premium load, sufficient to pay the monthly deductions during the grace period plus any amount necessary to increase the Cash Surrender Value to at least zero. If this required premium is not paid during the grace period, then the policy will lapse without value.

Policy Features

Death Benefit Options

The death benefit will be the greater of the amount produced by the death benefit option in effect on the date of the Insured’s death or the Minimum Required Death Benefit.

Death Benefit Option 1: The death benefit will be the Face Amount as of the Insured’s date of death.

Death Benefit Option 2: The death benefit will be the Face Amount plus the Account Value as of the Insured’s date of death.

The Option 2 Death Benefit will automatically apply during the level coverage charge period (see Monthly Deductions - Coverage Charges).

The Minimum Required Death Benefit is (a) the Account Value on the date of death, multiplied by (b) the corridor factor specified in Section 7702 of the Code applicable to the compliance test selected by the owner in the application (see The Minimum Required Death Benefit).  For additional information, see Death Benefit Options.

Coverage Flexibility

Subject to certain conditions, the policy owner may choose to:

•change the death benefit option (after the level coverage charge period);

•decrease the Face Amount (after the first policy year);

•change beneficiaries; and

•change ownership of the policy.

Choice of Policy Proceeds

The policy proceeds may be paid in a lump sum, or in one of a variety of options that you choose from among those that Amplify makes available.

Access to Account Value

Subject to certain conditions, the policy owner may:

•take a policy loan (see Policy Loans).

•take a partial withdrawal (see Partial Withdrawal).

•surrender the policy for its Cash Surrender Value at any time while the policy is In Force (see Full Surrender).

Payment of Investment Advisory Fees from the Policy

If a policy owner elects to pay any investment advisory fees from the policy through partial withdrawals or policy loans, this may reduce the death benefit and other benefits under the policy, may result in adverse tax consequences, and may increase the risk of policy Lapse.

Transfer Requests

Generally, policy owners may request to transfer account value between the Sub-Accounts daily. Transfer requests will be processed as of the end of the Valuation Period in which they are received at the Service Center as long as the request is in good order. Requests that are not in good order may be delayed or returned (see Contacting the Service Center).

Transfer requests may be subject to short-term trading fees and policies and procedures intended to reduce the potentially detrimental impact that disruptive trading has on Investment Experience. For additional information, see Transfers.

Taxes

Earnings on the policy are generally not taxable to the policy owner, unless withdrawn from the policy. This is known as tax deferral. In addition, beneficiaries generally will not have to include death benefit proceeds as taxable income (see Taxes).

Assignment

Policy owners may assign the policy as collateral for a loan or another obligation while the policy is In Force (see Assigning the Policy).

Right to Cancel (Free Look Right)

For a limited time, the policy owner may cancel the policy and Amplify will refund the amount prescribed by state law (see Right to Cancel (Free Look Right)).

Automatic Riders (Inherent Benefits)

Certain rider benefits are automatically included with every policy (subject to availability under state law), unless specifically rejected by the prospective owner (the applicant). These Inherent Benefits are:

•Accelerated Death Benefit for Chronic Illness Rider;

•Accelerated Death Benefit for Critical Illness Rider;

•Accelerated Death Benefit for Terminal Illness Rider; and

•Overloan Lapse Protection Rider.

State Variations in Riders and Other Policy Provisions. The terms and operation of the Riders described in this prospectus may vary by the state where the policy is issued (other provisions may also vary by state) (see Appendix B: State Variations).

Fee Table

The following tables describe the fees and expenses that a policy owner will pay when buying, owning, and surrendering or taking partial withdrawals from the policy. Please refer to the Policy Specification Pages of your policy for information about the specific fees you will pay based on the options you have elected. These fees and expenses do not reflect investment advisory fees you may pay to a third party financial intermediary from the policy’s Account Value or from other assets. If such charges were reflected, the fees and expenses would be higher.

The first table describes the fees and expenses that a policy owner will pay at the time the policy owner pays premium into the policy, surrenders or takes partial surrenders from the policy, or transfers Account Value between investment options.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Premium Load	Upon making a Premium payment	Maximum: 5.00% of each premium	Current: Varies by state of residence
Surrender Charge	Never	Maximum: Zero	Current: Zero
Service Fee[2]	Upon requesting an illustration, copies of transaction confirmations and statements, policy loans, or other special service	Maximum: $25.00	Current: $0
Partial Withdrawal Fee	Upon a partial withdrawal	Maximum: $25.00	Current: $0
Transfer Fee	Upon transfers in excess of 12 in one Policy year	Maximum: $25	Current: $0
Accelerated Death Benefit for Chronic Illness (CI) Rider Charge[3]
CI Administrative Charge	Upon invoking the Rider	Maximum: $250.00	Current: $250.00
Accelerated Death Benefit for Critical Illness (CRI) Rider Charge[3]
CRI Administrative Charge	Upon invoking the Rider	Maximum: $250.00	Current: $250.00
Accelerated Death Benefit for Terminal Illness (TI) Rider Charge3†
TI Administrative Charge	Upon invoking the Rider	Maximum: $250.00	Current: $250.00

Overloan Lapse Protection Rider Charge†	Upon invoking the Rider	Maximum: $117.50 per $1,000 of Cash Value	Minimum: $0.00 per $1,000 of Cash Value

Representative Insured: Male with a non-tobacco risk class electing benefits at Attained Age 85 Insured with a Cash Value of $500,000, assuming the guideline premium/cash value corridor life insurance qualification test is elected

	Upon invoking the Rider	$30 per $1,000 of Cash Value

†This charge will vary based upon the individual characteristics of the Insured. Representative Insured charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy Specification Pages for information about specific charges of the policy.

2The policy owner will be expected to pay the Service Fee by check or money order at the time of the request.

3The charge for each of the Accelerated Death Benefit Riders varies based on prevailing interest rates and the life expectancy of the Insured upon payment of the Accelerated Death Benefit Payment.

The next table describes the fees and expenses that a policy owner will pay periodically while the policy is In Force, not including mutual fund operating expenses.

Periodic Charges Other Than Annual Portfolio Company Expenses
Base Contract Charges
Charge	When Charge is Deducted	Amount Deducted (Guaranteed)	Amount Deducted (Current)
Cost of Insurance Charge1†	Monthly	Maximum charge during the Level Coverage Charge Period: $2.98596 per $1,000 of Net Amount At Risk. Maximum charge after the Level Coverage Charge Period: $83.33333 per $1,000 of Net Amount At Risk.	Lowest current charge during the Level Coverage Charge Period: $0.00. Lowest current charge after the Level Coverage Charge Period: $0.22951 per $1,000 of Net Amount At Risk
Representative Insured: an age 35 male preferred non-tobacco	Monthly	Maximum charge during the Level Coverage Charge Period: $1.20002 per $1,000 of Net Amount At Risk. Maximum charge after the Level Coverage Charge Period: $83.33333 per $1,000 of Net Amount At Risk.
Separate Account Charge	Monthly	Minimum: 1/12 of 0.05% of the Account Value Maximum: 1/12 of 2.00 % of the Account Value
Low Cost Sub-Account Fee	Monthly (Only for certain Sub-Accounts)	Minimum: 1/12 of 0.10% of the Account Value Maximum: 1/12 of 1.50% of the Account Value
Unit Load Per $1,000 of Face Amount Charge†	Monthly*	Maximum: $3.04775 per $1,000 of Face Amount	Minimum: $0.1275 per $1,000 of Face Amount
Representative Insured: an Issue Age of 35, male preferred non-tobacco with Death Benefit Option 2, during the first policy year	Monthly	Maximum: $0.17125 per $1,000 of Face Amount	Minimum: $0.17125 per $1,000 of Face Amount
Policy Loan Interest Charge[2]	Annually	Maximum: 5.00 % per annum Current: 3.00 % per annum
Monthly Policy Fee	Monthly	Maximum: $20.00 per month; Current: $6.25 per month.

†This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy Specification Pages for information about specific charges of the policy.

1The maximum Cost of Insurance Charge calculation assumes: the Insured is a male; issue age 60; policy year 61; standard tobacco; and any Face Amount. Other sets of assumptions may also produce the maximum charge. On a current basis, the cost of insurance rate is 0.00 during the level charge coverage period.

2The Policy Loan interest charge is described in more detail in Policy Loans. A service fee of up to $25 may also be charged (in addition to the interest charge).

*Currently the Unit Load is deducted only during the level coverage charge period.  However, on a guaranteed basis Amplify may impose the Unit Load charge until the later of (a) the end of the level coverage charge period, or (b) the 20th policy anniversary.

The next table shows the minimum and maximum total operating expenses charged by the underlying mutual funds that a policy owner may periodically pay while the policy is In Force. A complete list of the underlying mutual funds available under the policy, including their annual expenses, may be found in Appendix A: Underlying Mutual Funds Available Under the Policy.

Annual Underlying Mutual Fund Expenses: Before Any Fee Waivers and Expense Reimbursements
(Expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of average underlying mutual fund assets.)	Minimum	Maximum
	0.XX%	X.XX%
Annual Underlying Mutual Fund Expenses: After Any Fee Waivers and Expense Reimbursements
(Expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of average underlying mutual fund assets.)	Minimum	Maximum
	0.XX%	X.XX%

Principal Risks

Variable universal life insurance is not suitable as an investment vehicle for short-term savings. It is designed for long-term financial planning. The Account Value, and the death benefit to the extent the death benefit includes or is based on the policy’s Account Value, will be dependent upon the investment performance of the policy owner’s investment allocations and the fees, expenses and charges paid over the life of the policy. A policy owner may not earn sufficient returns from the investment options offered by Amplify in the policy and selected by the policy owner to pay a policy’s periodic charges so that additional premium payments may be required over the life of the policy to prevent it from lapsing. Policy guarantees that exceed the value in the Variable Account, including payment of the death benefit, are subject to Amplify’s claims paying ability. If Amplify experiences financial distress, it may not be able to meet its obligations.

Risk of Policy Lapse

Whenever Cash Surrender Value is insufficient to cover the policy’s charges, the policy can Lapse; this means that the policy could terminate without value and insurance coverage would cease.

Cash Surrender Value can be reduced by unfavorable investment experience (see Sub-Account Investment Risk, below), policy loans, partial withdrawals, and the deduction of policy charges. Although there is a schedule of planned premium payments, adherence to that premium payment plan does not guarantee that the policy will not lapse. Payment of insufficient Premium may cause the policy to Lapse; however, the policy can lapse without value even if all planned premiums are paid in full and on time.

If the cash surrender value is not sufficient to pay the monthly deductions due on a monthly policy date, then the policy may lapse without value after a 61 day grace period unless sufficient premium is paid before the end of the grace period.  Payment of all of the planned premiums on time and in full may not be sufficient to keep the policy in force.

Sub-Account (Mutual Fund) Investment Risk

The Account Value in each Sub-Account will increase or decrease, depending on the investment experience of the corresponding mutual fund. You bear this entire investment risk; you could lose some or all of your premium payments. The mutual funds may generate unfavorable investment experience. Unfavorable investment experience and the deduction of policy and Sub-Account charges may lower the policy’s Account Value, potentially resulting in a Lapse of insurance coverage, even if all Premium is paid as planned.

Additional information about the underlying mutual funds is available in Appendix A: Underlying Mutual Funds Available Under the Policy.

In addition, a discussion of the risks of each underlying mutual fund may be found in the mutual fund’s prospectus. Read each mutual fund’s prospectus before investing. Free copies of each mutual fund’s prospectus may be obtained by contacting the Service Center (see Contacting the Service Center).

Policy owners should weigh the investment risks (and costs) associated with the policy against their objectives, time horizon, risk tolerance, and ability to pay additional Premium if necessary.

Liquidity Risk: Limitation of Access To Account Value

Generally, variable universal life insurance is considered a long-term investment. A policy should not be viewed as a liquid investment, since access to the Account Value may be limited and/or have adverse consequences.

A policy owner can access Account Value through loans, full surrender, and partial withdrawals, subject to limitations and any applicable processing fees. Limitations include the amount and frequency of the loans or partial withdrawals (see Policy Loans and Surrenders). Partial withdrawals will reduce the Account Value and may reduce the death benefit as well as other policy benefits, and withdrawals and policy loans may increase risk of Lapse.  Interest charged against Indebtedness accrues daily, and over time, unpaid loan interest charges and additional policy loans can cause the policy’s Indebtedness to be significant.  There may be adverse tax consequences to surrenders, partial withdrawals, and loans.

In addition, the ability to transfer Account Value among Sub-Accounts may be restricted.

Risk of Increase in Current Fees and Charges

Subject to the guaranteed maximum rates stated in the Policy Specification Pages, Amplify may change policy and/or Rider charges and rates under the policy at any time. Generally, there may be an increase in fees and charges if there is a change in Amplify’s expectations related to items such as (but not limited to) investment earnings, mortality experience, morbidity experience, persistency experience, expenses (including reinsurance expenses), taxes, changes in applicable legal or regulatory standards or requirements, and actual, anticipated, or desired profit levels. There may be other reasons for increasing fees and charges. Amplify will provide advance notice of any increase in policy and/or Rider charges.

Policy and Rider charges will not exceed the maximum charges shown in the fee table (see Fee Table and Policy Charges).

Policy Illustrations Are Not Guarantees

A customized projection of policy values (a “policy illustration”) is available from your financial professional at the time of application and after the policy is issued. However, some of these illustrations will reflect current levels of fees and charges, and assumptions regarding premiums, investment experience, and other non-guaranteed variables; accordingly, the values and amounts shown in the illustrations are not guaranteed and may not actually be realized by the policy owner.

The policy owner selects the planned premium amount and frequency shown in the policy illustrations to show Amplify how much Premium the policy owner intends to pay and when. The illustrations also reflect an assumed investment experience selected by the policy owner. The Account Values, death benefits, and assumed investment experience shown in (or reflected in) the illustrations are hypothetical and are not guaranteed. Investment experience varies over time, is rarely the same year-over-year, and may be negative. Because the policy is a variable universal life insurance policy with the potential for unfavorable investment experience, including extended periods of significant stock market decline, additional premium may be required to meet a policy owner’s goals and/or to prevent the policy from Lapsing even if all premium is paid as planned.

Risks Associated with Account Value in the Fixed Account

Interest credited to, and safety of, Account Value in the Fixed Account are subject to Amplify’s financial strength and claims paying ability. The policy owner assumes the risk that interest credited to the Fixed Account may not exceed the Fixed Account’s guaranteed minimum interest crediting rate.

Payment of Investment Advisory Fees from the Policy

If a policy owner elects to pay any investment advisory fees from the policy through partial withdrawals or policy loans, this will reduce the Account Value and may reduce the Death Benefit and other benefits under the policy, may result in adverse tax consequences, and may increase the risk of policy Lapse.

Sub-Account Transfer Limitations

Frequent transfers among the Sub-Accounts may dilute the value of the underlying fund shares, cause the underlying mutual funds to incur higher transaction costs, and interfere with the underlying mutual funds’ ability to pursue their stated investment objectives. This could result in less favorable investment experience and a lower Account Value. Amplify has instituted procedures to minimize disruptive transfers that may limit transfers between Sub-Accounts (see Sub-Account Transfers). While Amplify expects these procedures to reduce the adverse effect of disruptive transfers, it cannot expect or ensure that it has eliminated these risks.

Adverse Tax Consequences

Existing federal tax laws that benefit this policy may change at any time. These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy’s Account Value and the exclusion of the Death Benefit Proceeds from the taxable income of the policy’s beneficiary. Partial withdrawals and full surrenders from the policy may be subject to taxes. The income tax treatment of the surrender of Account Value is different in the event the policy is treated as a modified endowment contract under the Code. Generally, tax treatment of modified endowment contracts is less favorable when compared to a life insurance policy that is not a modified endowment contract. For example, distributions and policy loans (including policy loans to pay advisory fees) from modified endowment contracts may currently be taxed as ordinary income and not a return of investment (see Taxes).

The proceeds of a life insurance policy are includible in the gross estate of the Insured for federal income tax purposes if either (a) the proceeds are payable to the executor of the estate of the Insured, or (b) the Insured, at any time within three years prior to his or her death, possessed any incident of ownership in the policy. For this purpose, the Treasury Regulations provide that the term “incident of ownership” is to be construed very broadly, and includes any right that the Insured may have with respect to the economic benefits in the policy. Consult a qualified tax advisor on all tax matters involving the policy described herein.

Cybersecurity Risks

Amplify’s businesses are highly dependent upon its computer systems and those of its business partners. This makes Amplify potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include direct risks, such as theft, misuse, corruption and destruction of data maintained by Amplify, and indirect risks, such as denial of service attacks on service provider websites and other operational disruptions that impede Amplify’s ability to electronically interact with service providers. Cyber-attacks affecting Amplify, the underlying mutual funds, intermediaries, and other service providers may adversely affect Amplify and policy values. In connection with any such cyber-attacks, Amplify and/or its service providers and intermediaries may be subject to regulatory fines and financial losses and/or reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying mutual funds invest, which may cause the underlying mutual funds to lose value. There may be an increased risk of cyber-attacks during periods of geopolitical or military conflict (such as Russia’s invasion of Ukraine and the resulting response by the United States and other countries). Although Amplify undertakes certain efforts to protect its computer systems from cyber-attacks, including internal processes and technological defenses that are preventative or detective, and other controls designed to provide some level of security assurance, there can be no guarantee that Amplify, its service providers, or the underlying mutual funds will avoid losses affecting the policy due to cyber-attacks or information security breaches in the future.  Amplify will not be responsible for any adverse impact to policy values that result from the policy owner or its designee’s negligent acts or failure to use reasonably appropriate safeguards to protect against cyber-attacks or cyber-related theft, misuse, corruption, or other problems.

Business Continuity Risks

Amplify is exposed to various risks related to natural and man-made disasters, such as storms, fires, earthquakes, public health crises, geopolitical disputes, military actions, and terrorist acts, which could adversely affect Amplify’s ability to administer the policy. Natural and man-made disasters may require a significant contingent of Amplify’s employees or their agents to work from remote locations. During these periods, Amplify could experience decreased productivity, and a significant number of Amplify’s workforce or certain key personnel may be unable to fulfill their duties if Amplify’s data or systems are disabled or destroyed.

Amplify outsources certain critical business functions to third parties and, in the event of a natural or man-made disaster, relies upon the successful implementation and execution of the business continuity planning of such entities. While Amplify closely monitors the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely beyond Amplify’s control. If one or more of the third parties to whom Amplify outsources such critical business functions experience operational failures, Amplify’s ability to administer the policy could be impaired.

Amplify Insurance Company

The policy is issued by Amplify Insurance Company (“Amplify”), with its home office at 20 E. Thomas Road, Suite 2200, Phoenix, Arizona, 85012. Amplify was incorporated and established in 2022 as a life insurance company domiciled in Arizona. Amplify is a wholly-owned subsidiary of Amplify Life Insurance Company, which was incorporated in Delaware in September 2019 and is a digital life insurance platform focused on helping customers build wealth through permanent life insurance. Amplify Life Insurance Company is a privately-held company.

Amplify VUL Separate Account I

Organization, Registration, and Operation

Amplify VUL Separate Account I (the “Variable Account”) is a separate account of Amplify established under [Arizona] law.  Amplify owns the assets in this account and is obligated to pay all benefits under the policies.  Amplify may use the Variable Account to support other variable life insurance policies that it issues. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and qualifies as a “separate account” within the meaning of federal securities laws. For purposes of federal securities laws, the Variable Account is, and will remain, fully funded at all times. This registration does not involve the SEC’s supervision of the Variable Account’s management or investment practices or policies.

The Variable Account is divided into Sub-Accounts that invest in shares of the underlying mutual funds. Amplify buys and sells the mutual fund shares at their respective net asset value (“NAV”). Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.

Income, gains, and losses, whether or not realized, from the assets in the Variable Account will be credited to, or charged against, the Variable Account without regard to Amplify’s other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account’s own investment experience and not the investment experience of Amplify’s other assets. The Variable Account’s assets are held separately from Amplify’s other assets and are not part of Amplify’s general account. Amplify may not use the Variable Account’s assets to pay any of its liabilities other than those arising from the policies or other policies supported by the Variable Account.  Amplify will hold assets in the Variable Account equal to its liabilities. The Variable Account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

Amplify does not guarantee any money placed in this Variable Account. The value of each Sub-Account will increase or decrease, depending on the investment experience of the corresponding mutual fund. A policy owner could lose some or all of their money invested in the policy.

Amplify may close Sub-Accounts to allocations of Premiums or Account Value, or both, at any time in its sole discretion. Amplify does not guarantee that any Sub-Account or mutual fund will continue to be available under the policy.

Addition, Deletion, or Substitution of Mutual Funds

Amplify reserves the right to:

•remove, close, delete, combine, or add Sub-Accounts and make new Sub-Accounts available;

•substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;

•transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;

•combine the Variable Account with other separate accounts, and/or create new separate accounts;

•deregister the Variable Account under the 1940 Act, or operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or as any other form permitted by law; and

•modify the policy provisions to reflect changes in the Sub-Accounts and the Variable Account to comply with applicable law.

Amplify reserves the right to make other structural and operational changes affecting this Variable Account.

Amplify will provide notice of any of the changes above to the extent required by law. Also, to the extent required by law, Amplify will obtain the required orders, approvals, and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC).

Amplify may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if shares of a current underlying mutual fund are no longer available for investment; or if, in Amplify’s sole discretion, continued or further investment in an underlying mutual fund is inappropriate for any reason or not consistent with the interests of policy owners or Amplify’s business goals.  Amplify will not substitute shares of any underlying mutual fund in which the Sub-Accounts invest without any necessary prior approval of the appropriate state and/or federal regulatory authorities. All affected policy owners will be notified in writing by U.S. mail, or any other means permitted by law, in the event there is a substitution, elimination, or combination of shares.

The substitute mutual fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Premium, or both. Amplify may close Sub-Accounts to allocations of Premiums or Account Value, or both, at any time in its sole discretion. The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

Voting Rights

Although Amplify owns the mutual fund shares, policy owners may have certain voting rights with respect to those shares. When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law or the interpretation thereof, Amplify will vote the Variable Account’s shares only as instructed by policy owners.

When a shareholder vote occurs, a policy owner will have the right to instruct Amplify how to vote. The weight of each vote is based on the number of mutual fund shares that corresponds to the amount of Account Value a policy has allocated to the corresponding Sub-Account (as of the record date set by the mutual fund). Amplify will vote shares for which no instructions are received in the same proportion as those that are received. What this means is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Amplify.  Amplify does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the Variable Account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the policy owners and those of other companies. If a material conflict occurs, Amplify will take whatever steps are necessary to protect policy owners and payees, including withdrawal of the Variable Account from participation in the underlying mutual fund(s) involved in the conflict.

Policy Investment Options

Policy owners designate how Net Premium payments are allocated among the Sub-Accounts (after any automatic allocations to the fixed account).  Allocation instructions must be in whole percentages and the sum of the allocations must equal 100%.

Variable Investment Options

The variable investment options available under the policy are Sub-Accounts that invest in underlying mutual funds that are registered with the SEC. The mutual funds’ registration with the SEC does not involve the SEC’s supervision of the management or investment practices or policies of the mutual funds. The mutual funds are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

Each Sub-Account’s assets are held separately from the assets of the other Sub-Accounts. The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the investment experience of any other Sub-Account.

Information about each underlying mutual fund, including its name, type, adviser and subadviser (if applicable), current expenses, and performance, is available in Appendix A: Underlying Mutual Funds Available Under the Policy. Each underlying mutual fund issues its own prospectus that contains more detailed information about the underlying mutual fund. For more information on an underlying mutual fund, refer to the prospectus for the mutual fund. To obtain free copies of prospectuses for the underlying mutual funds, policy owners can contact Amplify using any of the methods described in Contacting the Service Center.

Underlying mutual funds in the Variable Account are NOT publicly available mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.  However, the investment advisors of the underlying mutual funds may manage publicly available mutual funds with similar names and investment objectives. However, the underlying mutual funds are NOT directly related to any publicly available mutual fund. Policy owners should not compare the performance of a publicly available mutual fund with the performance of underlying mutual funds participating in the Variable Account. The performance of the underlying mutual funds could differ substantially from that of any publicly available mutual funds.

The particular underlying mutual funds available under the policy may change from time to time. Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment. New underlying mutual funds or new share classes of currently available underlying mutual funds may be added. In the case of new share class additions, future allocations may be limited to the new share classes. The policy owner will receive notice of any such changes that effect the policy.

In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms, or their affiliates may be added to the separate account. These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.

Valuation of Accumulation Units

Amplify accounts for the value of a policy owner’s interest in the Sub-Accounts by using Accumulation Units. The value of each Accumulation Unit varies daily based on the investment experience of the underlying mutual fund in which the Sub-Account invests.   Amplify uses each underlying mutual fund’s Net Asset Value (NAV) to calculate the daily Accumulation Unit value for the corresponding Sub-Account. Note, however, that the Accumulation Unit value will not equal the underlying mutual fund’s NAV.  This daily Accumulation Unit valuation process is referred to as “pricing” the Accumulation Units (see How Sub-Account Investment Experience is Determined).

Accumulation Units are priced as of the close of regular trading on the New York Stock Exchange (NYSE), which is normally 4:00 p.m. EST, on each day that the NYSE is open. Amplify will price Accumulation Units on each day that the NYSE is open for business. Any transactions received after the close of the NYSE will be priced as of the next Valuation Period.  Amplify will not price Accumulation Units on these recognized holidays (or on the dates that such holidays are observed by the New York Stock Exchange):

•New Year’s Day•Juneteenth National Independence Day

•Martin Luther King, Jr. Day•Independence Day

•Presidents’ Day•Labor Day

•Good Friday•Thanksgiving

•Memorial Day•Christmas

In addition, Amplify will not price Accumulation Units if:

(1)trading on the NYSE is restricted;

(2)an emergency exists making disposal or valuation of securities held in the Variable Account impracticable; or

(3)the SEC, by order, permits a suspension or postponement for the protection of security holders. SEC rules and regulations govern when the conditions described in items (1) and (2) exist.

How Sub-Account Investment Experience is Determined

Sub-Account allocations are accounted for in Accumulation Units. A policy owner’s interest in the Sub-Accounts is represented by the number of Accumulation Units allocated, or credited, to the policy owner. The number of Accumulation Units associated with a given Sub-Account allocation is determined by dividing the dollar amount allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account. The number of Sub-Account Accumulation Units owned by a policy owner will not change except when Accumulation Units are redeemed to process a requested surrender, transfer, loan, or to take policy charges, or when additional Accumulation Units are purchased with Premium, transfers, and loan repayments. Redemptions to process surrenders and loans include requests for partial withdrawals and policy loans to pay investment advisory fees from the policy.

Initially, Amplify sets the Accumulation Unit value at $10 for each Sub-Account. Thereafter, the daily value of Accumulation Units in a Sub-Account will vary depending on the investment experience of the underlying mutual fund in which the Sub-Account invests. Amplify accounts for these performance fluctuations by using a “net investment factor,” as described below, in the daily Sub-Account valuation calculations. Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.

Amplify determines the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b), where:

(a)is the sum of:

•the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and

•the per share amount of any dividend or income distributions made by the mutual fund held in the Sub-Account (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus

•a per share charge or credit for any taxes reserved for as a result of the Sub-Account’s investment operations if changes to the law result in a modification to the tax treatment of the Variable Account; and

(b)is the NAV per share of the mutual fund held in the Sub-Account determined as of the end of the immediately preceding Valuation Period.

Amplify determines the Sub-Account’s Accumulation Unit value at the end of each Valuation Period. The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

The Fixed Account

The fixed account is not available for direct allocation of premium by the policy owner. The fixed account is only available (a) as a holding account for deposits of amounts required to satisfy monthly deductions for coverage charges during the level coverage charge period, and (b) for account value not serving as loan collateral for policies that have exercised the overloan protection option or are in force beyond the maturity date.

Specifically, during the level coverage charge period, premium paid up to the current fixed account value less the annualized coverage charges for the current policy year will be automatically allocated to the fixed account. In addition, premium received within [15] days prior to a policy anniversary during the level coverage charge period (except for the last year of the level coverage charge period), up to the annualized coverage charges for the next policy year, will be automatically allocated to the fixed account. (Otherwise, the fixed account is not available for direct allocation of premium or transfers of account value by the policy owner). Any fixed account value remaining at the end of the level coverage charge period will be automatically allocated to the variable subaccounts based on the allocation specifications currently in effect.

The coverage charges are the monthly deductions for the monthly policy fee, unit load, and cost of insurance charge.

The level coverage charge period begins on the policy issue date and lasts:

(a)for the insured’s issue age under 50, until the insured’s age 65;

(b)for insured issue ages from 50 to 65 (inclusive), until the insured’s age 70; and

(c)for insured’s issue age over age 65, for five (5) years.

The policy owner is not permitted to make transfers to and from the fixed Account or to take partial withdrawals from the fixed account; however, the Account Value in the fixed account is available upon a full surrender of the policy.

Interest Crediting for the Fixed Account.  Account Value in the fixed account will accrue interest daily at an effective annual rate that Amplify determines from time to time at its sole discretion, except that the guaranteed minimum interest crediting rate is [1.00%] per annum. The policy owner assumes the risk that the actual credited interest rate may not exceed the guaranteed minimum interest crediting rate for the fixed account. Amplify may not credit any interest in excess of the guaranteed interest crediting rate. Premiums applied to the policy at different times may receive different interest crediting rates. In addition, interest credited on a non-guaranteed basis varies over time, is rarely the same year-over-year, and may be limited to the guaranteed minimum for extended periods of time. Contact the Service Center for information regarding current fixed account interest crediting rates (see Contacting the Service Center).

Amplify’s General Account.  The fixed account is part of Amplify’s general account. The general account contains all of Amplify’s assets other than those in this and any other Amplify separate accounts, and is used to support Ampify’s annuity and insurance obligations.

Subject to applicable law, Amplify has sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been and will not be registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests therein are subject to the provisions of these acts. Disclosure regarding the fixed account, however, is subject to certain generally-applicable provisions of the federal securities laws relating to accuracy and completeness of statements made in prospectuses.

Transfers Among and Between the Variable Sub-Accounts

Sub-Account Transfers

Policy owners may request transfers to or from the Sub-Accounts once per Valuation Period (generally each business day), subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds. Transfers will be implemented by redeeming Accumulation Units from the Sub-Account(s) indicated by the policy owner and using the redemption proceeds to purchase Accumulation Units in another Sub-Account(s) as directed by the policy owner. The net result is that a transfer will not cause a change in the policy owner’s Account Value, but the number and allocation of Accumulation Units within the policy will change. However, Amplify reserves the right to impose a fee of up to $25 for each transfer in excess of twelve transfers in any Policy year.

Generally, Sub-Account transfers will receive the Accumulation Unit value next determined at the end of the current Valuation Period if the request and all necessary information is received in good order at the Service Center before the close of regular trading on the New York Stock Exchange (generally, 4:00 p.m. EST). If the request and all necessary information is received after the close of the close of the New York Stock Exchange, the request will receive the Accumulation Unit value determined at the end of the following Valuation Period.

Transfer Restrictions

The Sub-Accounts available in the policy invest in underlying mutual funds that generally prohibit active trading.

Amplify discourages (and will take action to deter) inappropriate frequent transfers between and among the Funds because the frequent movement between or among those Sub-Accounts may negatively impact other investors. Frequent transfers among the Funds can result in:

•the dilution of the value of the investors’ interests in the mutual fund;

•mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/ or

•increased administrative costs due to frequent purchases and redemptions.

To protect investors in this policy from the potentially negative impact of frequent transfers among the Funds, Amplify has implemented, or reserves the right to implement, several processes and/or restrictions designed to deter frequent transfers among the Funds. Amplify makes no assurance that all risks associated with frequent trading will be completely eliminated by these processes and/or restrictions.

If Amplify is unable to deter frequent trading in the Funds, the performance of the Sub-Accounts may be adversely impacted. Moreover, the Funds may be available through other insurance companies, who may or may not have effective policies and procedures to deter frequent trading. Policy owners remaining in the affected Sub-Account will bear any resulting increased costs.

Short-Term Trading Fees

Some underlying mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within [60] days after the date of the allocation to the Sub-Account. The fee is assessed against the amount transferred and is paid to the underlying mutual fund. These fees compensate the mutual fund for any negative impact on fund performance resulting from short-term trading. Some underlying mutual funds may refer to short-term trading fees as “redemption fees.” If a short-term trading fee is assessed, the policy owner will receive a confirmation notice.

Currently, none of the underlying mutual funds assess a short-term trading fee.

U.S. Mail Restrictions

Amplify monitors transfer activity in order to identify those who may be engaged in harmful trading practices. Transaction reports are produced and examined. Generally, a policy may appear on these reports if the policy owner (or a third party acting on their behalf) engages in a certain number of “transfer events” involving Limited Transfer Funds in a given period. A “transfer event” is any transfer, or combination of transfers, occurring in a given Valuation Period. For example, if a policy owner executes multiple transfers involving 10 Sub-Accounts in one Valuation Period, this counts as one transfer event. A single transfer occurring in a given Valuation Period that involves only two Sub-Accounts (or one Sub-Account if the transfer is made to or from a fixed investment option) will also count as one transfer event.

As a result of this monitoring process, Amplify may restrict the form in which transfer requests involving Limited Transfer Funds will be accepted. In general, Amplify will adhere to the following guidelines for the Limited Transfer Funds:

Trading Behavior	Amplify’s Response
Six or more transfer events in one calendar quarter

Amplify will notify the policy owner that:

(1) they have been identified as engaging in harmful trading practices; and

(2) if their transfer events exceed 11 in two consecutive calendar quarters or 20 in one calendar year, the policy owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events (total) in two consecutive calendar quarters OR More than 20 transfer events in one calendar year	Amplify will automatically limit the policy owner to submitting transfer requests via U.S. mail.

For purposes of Amplify’s transfer policy, U.S. mail includes standard U.S. mail, expedited U.S. mail, and expedited delivery via private carrier.

Other Restrictions

Amplify reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf). In particular, trading strategies designed to evade, avoid or take advantage of Amplify’s monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by Amplify to constitute harmful trading practices, may be restricted even if they technically do not exceed or violate the restrictions or limits specified above.

The policy owner will be notified if a transfer request is rejected.

Underlying Mutual Fund Restrictions and Prohibitions

Pursuant to regulations adopted by the SEC, Amplify is required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any policy owner;

(2)request the amounts and dates of any purchase, redemption, transfer, or exchange request (“transaction information”); and

(3)instruct Amplify to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than Amplify’s policies).

Amplify is required to provide such transaction information to the underlying mutual funds upon their request. In addition, Amplify is required to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund upon instruction from the underlying mutual fund.  Amplify and any affected policy owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund. If an underlying mutual fund refuses to accept a purchase or request to exchange into the underlying mutual fund, Amplify will keep any affected policy owners in their current underlying mutual fund allocation.

Fixed Account Transfers

The policy owner is not permitted to make transfers to and from the fixed account (see The Fixed Account).

Contacting the Service Center

All inquiries, paperwork, information requests, service requests, and transaction requests should be made to the Service Center:

•by Internet by logging on to the policy owner’s online account at www.______________.com;

•by email to ______________@Amplify.com;

•by telephone at 1-800-___-____ (TDD 1-800-___-____)

•by mail to Amplify Life Insurance Company, P.O. Box ______, _______, ___.

Service requests include requests for sub-account transfers, partial withdrawals, changes in death benefit option, changes in Face Amount, change of beneficiary, change of address, and other matters. Currently, Amplify generally permits requests to be submitted electronically, provided certain conditions are met and the request is in good order (see below).  However, Amplify reserves the right to restrict or remove the ability to submit service requests (by some or all Policy owners) via Internet, phone, or e-mail upon written or other notice.

Not all methods of communication are available for all types of requests. To determine which methods are permitted for a particular request, refer to the specific transaction provision in this prospectus, or call the Service Center. Requests submitted by means other than described in this prospectus could be returned or delayed. Amplify reserves the right to process any transaction request sent to a location other than the Service Center in the Valuation Period it is received at the Service Center. On any day the post office is closed, Amplify is unable to retrieve service and transaction requests that are submitted by mail. This will result in a delay of the delivery of those requests to the Service Center.

If mandated or appropriate under applicable law (e.g., laws designed to prevent money laundering or other illegal activity), Amplify may be required or permitted to reject a Premium payment and to refuse to process transaction requests for transfers, surrenders, withdrawals, loans, and/or Death Benefit Proceeds until instructed otherwise by the appropriate regulator. Amplify may also be required to provide information about a specific policy, policy owner, or transaction(s) to government regulators.

Amplify will use reasonable procedures to confirm that instructions are genuine and Amplify will not be liable for following instructions that it reasonably determined to be genuine. Amplify may record telephone requests. Telephone and computer systems may not always be available. Any telephone system or computer can experience outages or slowdowns for a variety of reasons. The outages or slowdowns could prevent or delay processing. To avoid technical difficulties and delays, submit transaction requests by mail.

Good Order.  Service and transaction requests will generally be processed in the Valuation Period they are received at the Service Center as long as the request is in good order. Good order generally means that all necessary information to process the request is complete and in a form acceptable to Amplify. If a request is not in good order, Amplify will take reasonable actions to obtain the information necessary to process the request. Requests that are not in good order may be delayed or returned.

Premium Payments

This policy does not require a payment of a scheduled premium amount to keep it In Force. It will remain In Force as long as the Cash Surrender Value is sufficient to cover the monthly deductions (and the Insured is alive and the policy is not surrendered). However, the policy owner will select a premium payment plan for the policy at the time of application, but that premium payment plan is not mandatory, and adherence to that premium payment plan does not guarantee that the policy will not lapse. Within limits, the policy owner may vary the frequency and amount of premium payments. Although payment of insufficient Premium may cause the policy to Lapse, the policy can lapse without value even if all planned or scheduled premiums are paid in full and on time.  All premium payments must be submitted to the Service Center.

The minimum initial premium required to place a policy in force is equal to two times the monthly deduction due on the Policy Date. For backdated policies, the initial premium will be the amount required to cover the monthly deductions between the issue date and the monthly policy date immediately following the effective date of the initial premium (i.e., sufficient to cover the monthly deduction due on the issue date times the number of monthly deductions that must be covered). Thereafter, each premium payment must be at least $50. Policy owners may make additional premium payments at any time while the policy is In Force and prior to the Maturity Date, subject to the following:

•Amplify may require satisfactory evidence of insurability before accepting any additional premium payment that results in an increase in the policy’s net amount at risk.

•Amplify will refuse and refund premium payments that exceed the applicable premium limit established by the Code to qualify the policy as a contract for life insurance.

•Amplify may require that policy Indebtedness be repaid before accepting any additional premium payments, see Policy Loans.

During the level coverage charge period, premium paid up to the annualized coverage charges for the current policy year will be automatically allocated to the fixed account. In addition, premium received within 15 days prior to a policy anniversary during the level coverage charge period, up to the annualized coverage charges for the next policy year, will be automatically allocated to the fixed account. (Otherwise, the Fixed Account is not available for direct allocation of premium or transfers of account value by the policy owner).

This period begins on the policy issue date and lasts:

(a)for the insured’s issue age under 50, until the insured’s age 65;

(b)for insured issue ages from 50 to 65 (inclusive), until the insured’s age 70; and

(c)for insured’s issue age over age 65, for five (5) years.

During the level coverage charge period, the coverage charges for the monthly policy fee and unit load will not increase. The coverage charges are the monthly deductions for the monthly policy fee, unit load, and cost of insurance charge.  (The Separate Account Charge and the Low Cost Sub-Account Fee are not a coverage charges).

Additional amounts of net premiums (and net premium paid after the level coverage charge period) may be allocated by the policy owner among the variable investment options available in the policy. Premium payments will be allocated to the Sub-Accounts according to the allocation instructions in effect at the time the premium is received, subject to availability.

The policy owner may change how future premium will be allocated at any time while the policy is In Force by notifying Amplify in writing.

Account Value and Cash Surrender Value

The Account Value will fluctuate daily and there is no guaranteed Account Value (or Cash Surrender Value). At the end of any given Valuation Period, the Account Value is equal to the sum of:

•the value of the Accumulation Units allocated to the Sub-Accounts (see Valuation of Accumulation Units);

•amounts in the Fixed Account, including credited interest; and

•amounts allocated to the policy loan account (only if a policy loan was taken), including credited interest (see Policy Loans).

The Account Value attributable to variable subaccounts on a given valuation date is equal to the number of accumulation units held on the valuation date times the subaccount’s unit value on the valuation date.

The number of accumulation units on a given valuation date is equal to:

•The number of accumulation units on the preceding valuation date; plus

•Any accumulation units purchased by allocation of net premium or the transfer of account value to the subaccount on the current valuation date; minus

•Any accumulation units redeemed by any monthly deductions due on the current valuation date;

•Any accumulation units redeemed as a result of withdrawals, surrenders, or transfers out of the subaccount on the current valuation date.

The number of units purchased or redeemed on a valuation date is determined as the dollar value of the transaction divided by the accumulation unit value on that valuation date.

Valuation dates are each day that the New York Stock Exchange is open for business.

Withdrawals and policy charges and deductions will reduce the Account Value of the policy. If Account Value is a factor in calculating a benefit associated with the policy, such as the death benefit or a benefit associated with an elected Rider, the value of that benefit will also fluctuate, including being reduced due to withdrawals and policy charge deductions. If the policy is surrendered or Lapses, the Cash Surrender Value will be reduced by the amount of any Indebtedness.

On any date during the policy year, the Account Value equals the Account Value on the preceding Valuation Period, plus any Net Premium amount applied since the previous Valuation Period, minus any policy charges, plus or minus any investment results, and minus any partial withdrawals.

The Cash Surrender Value is equal to the Account Value less any policy debt (Indebtedness).

Surrenders and Withdrawals

Full Surrender

The policy may be surrendered for the Cash Surrender Value at any time while it is In Force. The Cash Surrender Value is the Account Value less Indebtedness (outstanding policy loans). A surrender will be effective as of the date Amplify receives the policy owner’s written surrender request in good order at the Service Center. Amplify reserves the right to require written requests to be submitted on the current Amplify forms in effect at the time of the surrender. See Payment of Policy Proceeds for additional information.

There is no surrender charge for a full surrender. However, income taxes and tax penalties might apply.

Partial Withdrawals

A policy owner may request a partial withdrawal of the policy’s Cash Surrender Value in the Variable Account. The Cash Surrender Value in the fixed account cannot be withdrawn. A partial withdrawal will be effective as of the date Amplify receives the policy owner’s written request in good order at the Service Center. Amplify reserves the right to require written requests to be submitted on the current Amplify forms in effect at the time of the surrender.

Cash Surrender Value may be withdrawn any time while the policy is in force subject to the following conditions:

•Withdrawals may not be less than $500.

•The Cash Surrender Value remaining after the withdrawal must be at least [$____].

•The Face Amount will be reduced by the amount of the withdrawal when Death Benefit Option 1 is in effect.

•Withdrawals that would reduce the Face Amount below the minimum Face Amount will not be permitted.

•Withdrawals that would cause the policy to be disqualified as life insurance under Code §7702 will not be permitted.

•Amplify reserves the right to limit the number of partial withdrawals to one per month.

Unless the owner specifies that the withdrawal should be taken from a single Sub-Account, the withdrawal will be deducted proportionally from the variable Sub-Accounts.

A $25 Partial withdrawal fee may be applied to each partial withdrawal. Currently, Amplify waives the partial withdrawal fee.

Partial withdrawals may be subject to income taxes, and tax penalties might apply. They could also cause the policy to become a “modified endowment contract” under the Code, which could change the income tax treatment of any distribution from the policy, see Taxes.

Notwithstanding anything to the contrary set forth in this prospectus, Amplify may accept requests submitted via telephone or via email, subject to dollar amount limitations and payment and other restrictions to prevent fraud. Amplify reserves the right to discontinue acceptance of telephonic and email requests at any time without notice. Contact the Service Center for current limitations and restrictions (see Contacting the Service Center).

Death Benefit

Death Benefit Options

The policy has two death benefit options:

Option 1: The death benefit is equal to the greater of (a) the Face Amount on the date of death or (b) the Minimum Required Death Benefit (which is the Account Value on the date of death times the corridor factor applicable to the IRC §7702 compliance test selected in the application).

Option 2: The death benefit is equal to the greater of (a) the Face Amount on the date of death plus the Account Value on the date of death or (b) the Minimum Required Death Benefit.

The initial death benefit option will be Option 2. The death benefit option cannot be changed to Option 1 until after the level coverage charge period (see Changing the Amount of Insurance Coverage, below). (The level coverage charge period begins on the policy issue date and lasts: (a) for the insured’s issue age under 50, until the insured’s age 65; (b) for insured issue ages from 50 to 65 (inclusive), until the insured’s age 70; and (c) for insured’s issue age over age 65, for five (5) years).

Death Benefit Proceeds

The amount payable upon the death of the insured is equal to:

•the death benefit determined based on the death benefit option in effect on the date of the insured’s death; plus

•any insurance coverage on the insured provided by rider(s); minus

•policy debt, including accrued interest, on the date of the insured’s death; minus

•the amount of any due and unpaid monthly deductions (if the policy is in a grace period at the time of the insured’s death).

Changing the Amount of Insurance Coverage

All changes to the death benefit option or Face Amount are subject to the following conditions.

•No change will take effect unless the Cash Surrender Value is sufficient to keep the policy in force for at least three months.

•The effective date of any change will be the monthly policy date on or following Amplify’s approval of the change request.

•Any change that would reduce the Face Amount below the minimum Face Amount will be disallowed.

•Any change that would cause the policy to be disqualified as life insurance under IRC §7702 will be disallowed.

•To make any change, the policy owner must submit, in good order, a written request to the Service Center.  No change is allowed unless it is approved by Amplify.

Revised policy specification pages will be issued to reflect any changes to the insurance coverage.

Change in Death Benefit Option: The death benefit option may be changed once each policy year following the level coverage charge period. The Face Amount will be adjusted to maintain a constant net amount at risk on the effective date of the change as follows:

•If the change is from Option 1 to Option 2, the Face Amount will be decreased by the amount of the account value on the date the change becomes effective.

•If the change is from Option 2 to Option 1, the Face Amount will be increased by the amount of the account value on the date the change becomes effective.

Face Amount Decrease: After the first policy year, the policy owner may request to decrease the Face Amount.   Increases to the Face Amount are not permitted under the policy.  The Face Amount may be decreased only once each policy year.

The Minimum Required Death Benefit

The policy has a Minimum Required Death Benefit. The Minimum Required Death Benefit is the lowest death benefit that will qualify the policy as life insurance under Section 7702 of the Code.

The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle. At the time the policy is issued, the policy owner irrevocably elects one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:

•the cash value accumulation test; or

•the guideline premium/cash value corridor test.

If a specific test is not elected, Amplify will issue the policy with the guideline premium test.

Cash Value Accumulation Test

The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Account Value by a percentage calculated as described in the Code. The percentages depend upon the Insured’s age, sex, and underwriting classification. Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is sufficient Death Benefit in relation to the Account Value at all times.

Guideline Premium/Cash Value Corridor Test

The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the death benefit to an applicable percentage of the Account Value. These percentages are set out in the Code, but the percentage varies only by the attained age of the Insured.

In deciding which test to elect for the policy, consider the following:

•The cash value accumulation test generally allows flexibility to pay more premium, subject to Amplify’s approval of any increase in the policy’s net amount at risk that would result from higher premium payments. Premium payments under the guideline premium/cash value corridor test are limited by Section 7702 of the Code.

•Generally, the guideline premium/cash value corridor test produces a higher death benefit in the early years of the policy while the cash value accumulation test produces a higher death benefit in the policy’s later years.

•Monthly cost of insurance charges that vary with the amount of the death benefit may be greater during the years when the elected test produces a higher death benefit.

Regardless of which test is elected, Amplify will monitor compliance to ensure that the policy meets the statutory definition of life insurance under the Code. As a result, the death benefit payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes. Amplify may refuse premium payments or return premium payments so that the policy continues to meet the Code’s definition of life insurance. Consult a qualified tax advisor on all tax matters involving the policy.

Interest on Death Benefit Proceeds

Interest will be paid on death benefit proceeds from the date of the insured’s death until the date the proceeds are paid. Interest will accrue at the rate applicable for funds left on deposit on the date of the insured’s death.

Additional Interest for Certain Delays in Claim Processing: Additional interest is payable at an annual effective rate of 10% beginning with the date that is 31 calendar days from the later of the following dates to the date the proceeds are paid.

•The date that due proof of death is received by Amplify.

•The date Amplify receives sufficient information to determine its liability, the extend of the liability, and the appropriate payee legally entitled to the proceeds.

•The date that legal impediments to payment of death benefit proceeds that depend on the action of parties other than Amplify are resolved and sufficient evidence of the same is provided to Amplify. Legal impediments include, but are not limited to: (1) the establishment of guardianships and conservatorships; (2) the appointment and qualification of trustees, executors, and administrators; and (3) the submission of information required to satisfy state and federal reporting requirements.

Other Benefits Available Under the Policy

In addition to the standard death benefit options available under the policy, other standard or optional benefits may also be available to you. The following table summarizes information about these other benefits. For additional information on the policy’s other benefits and Riders, see Policy Riders and Rider Charges. Additional information on the fees associated with each benefit is in the Fee Table.

Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
Dollar Cost Averaging	Transfer program involving automatic transfer of assets	Standard

•Transfers are only permitted from a limited number of Sub-Accounts

•The Fixed Account is not available as an originating investment option, and Transfers may not be directed to the Fixed Account

•Minimum of $50 per transfer

•Amplify may modify, suspend, or discontinue these programs at any time

•Transfers are only made monthly

See Management Services

Asset Rebalancing	Automatic reallocation of Variable Account Value on a predetermined basis	Standard	•Assets in the Fixed Account are excluded from the program •Rebalances only permitted on a three, six, or 12 month schedule See Management Services
Accelerated Death Benefit for Chronic Illness Rider	Provides accelerated death benefit in the event of the insured’s chronic illness or severe cognitive impairment	Standard (Inherent Benefit)

•Subject to eligibility requirements

•Partial accelerations must be at least $50,000

•Insured must be certified by a licensed health care practitioner within 12 months prior to when the accelerated death benefit is paid

•Insured must (a) be unable perform at least two (of six) Activities of Daily Living, or (b) have severe cognitive impairment

•90-day waiting period may apply

•Illness or impairment must begin after the policy date

•Partial withdrawals and Indebtedness will reduce benefits

•Receipt of accelerated death benefits may or may not be taxable and may adversely impact eligibility for other government benefits

•May be subject to an administrative charge not to exceed $250

Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
Accelerated Death Benefit for Critical Illness Rider	Provides accelerated death benefit in the event of the insured’s critical illness	Standard (Inherent Benefit)

•Subject to eligibility requirements

•Insured must have one of the qualifying critical illness conditions

•Requires certification by a qualified physician

•Illness must begin after the policy date

•Partial withdrawals and Indebtedness will reduce benefits

•Receipt of accelerated death benefits are expected to be taxable and may adversely impact eligibility for other government benefits

•Partial accelerations must be at least $50,000

•May be subject to an administrative charge not to exceed $250

Accelerated Death Benefit for Terminal Illness Rider	Provides accelerated death benefit in the event of the insured’s terminal illness	Standard (Inherent Benefit)

•Subject to eligibility requirements

•Insured must be expected to die within 12 months

•Physician’s statement to that effect required

•Partial accelerations must be at least $50,000

•Partial withdrawals and Indebtedness will reduce benefits

•Receipt of accelerated death benefits may or may not be taxable and may adversely impact eligibility for other government benefits

•May be subject to an administrative charge not to exceed $250

Policy Loans	Provide for policy loans	Standard

•Minimum loan amount is $200

•Limited to the Loan Value

•Interest is charged (currently 3.00%, maximum 5.00% per annum)

•A service fee ($25 maximum) may be imposed

•Increases the risk of policy lapse

See Policy Loans

Overloan Protection Benefit [Rider]	Prevent the policy from Lapsing due to high Indebtedness	Optional

•Subject to eligibility requirements to invoke the Rider

•Election to invoke is irrevocable

•Once invoked, all other Riders terminate

•Account Value will be transferred to the loan collateral account and may not be transferred out

•No further loans or partial withdrawals may be taken from the policy

•Face Amount is reduced to the Account Value and the death benefit is determined by the Minimum Required Death Benefit

Management Services

Dollar Cost Averaging

If this program is elected, the elected dollar amount, subject to a minimum of $500, will be transferred on a monthly basis from the elected originating investment option (e.g., money market subaccount) to the elected variable Sub-Accounts. Transfers under this program will be processed until the policy owner provides instructions to cancel the program or the Account Value in the originating Sub-Account is exhausted.

Asset Rebalancing

If this program is elected, the Variable Account Value will automatically be rebalanced among the elected variable Sub-Accounts at the frequency elected.

Accelerated Death Benefits: Chronic Illness, Critical Illness, and Terminal Illness

Accelerated death benefits may be available if the insured is diagnosed with a covered chronic, critical, or terminal illness (and other conditions and qualifications are met).   Generally, the owner may accelerate all or a portion of any death benefit available under the policy if the insured is diagnosed with a qualifying condition (and the other conditions and qualifications are met). Partial accelerations require the acceleration of at least $50,000 of the eligible death benefit.

Accelerated death benefits are provided via riders. The accelerated benefit riders are inherent benefits (i.e., they are included with all policies automatically, unless specifically rejected by the applicant).

Before submitting a claim for any kind of Accelerated Death Benefits under this Rider, the Policy owner should consult with and obtain the advice of his/her financial and tax professionals. The Policy owner can request a disclosure statement projecting the impact of making a claim under these riders on any other rider that pays a benefit as advance payment of a portion of the death benefit for which the Insured meets the eligibility requirements. Additionally, illustrations based on the benefit paid as well as other methods of distributing money from the policy, such as loans and partial withdrawals, can also be requested (see Contacting the Service Center). These resources can be used by the policy owner and their financial professional to determine whether the making of a claim is consistent with the purchaser’s life insurance objectives, financial situation, tax situation, and other personal characteristics and needs.

Chronic Illness

An insured will be considered chronically ill if they have been certified by a licensed health care practitioner as:

•having a permanent inability to perform, without substantial assistance from another person, at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity, or

•requiring permanent substantial supervision to protect themselves from threats to health and safety due to severe cognitive impairment.

The certification must be made within a twelve-month period preceding the date the accelerated death benefit is paid.

The chronic illness benefit is not the same as long-term care insurance.

Activities of Daily Living: The six activities of daily living are: eating, toileting, transferring, bathing, dressing, and continence.

Substantial Assistance: Substantial assistance means hand-on or stand-by assistance. Hands-on assistance means the physical assistance of another person is required to perform the activities of daily living. Stand-by assistance means the presence of another person within arm’s reach is necessary to prevent injury while performing the activities of daily living.

Severe Cognitive Impairment: Severe cognitive impairment is the deterioration or loss of intellectual capacity that is:

•comparable to, and includes, Alzheimer’s Disease and similar forms of irreversible dementia; and

•measured by clinical evidence and standardized tests which reliably measure impairment in:

oshort-term or long-term memory;

oorientation to people, places, or time;

odeductive or abstract reasoning; or

ojudgement as it relates to safety awareness.

Licensed Health Care Practitioner: A physician, registered nurse, or licensed social worker. A licensed health care practitioner must be acting within the scope of their license, issued by the jurisdiction of the United States of America in which the services are rendered, when certifying a loss of functional capacity. The licensed health care practitioner may not be:

•the owner or insured;

•related to the owner or insured by blood or marriage;

•a person with whom the owner or insured has or has had a business relationship.

Critical Illness

Critical illnesses include heart attack, stroke, invasive cancer, kidney failure, major organ transplant, amyotrophic lateral sclerosis, and coronary artery bypass surgery. These conditions were selected because they are expected to result in a drastically limited life span, but not necessarily meet the definition of terminal illness (expected life span less than twelve months).

An accelerated death benefit may be requested if the insured experiences any of the following qualifying ‘critical illness’ conditions as certified by a qualified physician:

Heart Attack (myocardial infarction): The death of a portion of the heart muscle resulting from inadequate blood supply to the relevant area. Heart attack does not include angina or the chance finding of electrocardiographic (EKG) changes indicative of a previous heart attack. The diagnosis of a heart attack must be made by a physician board certified in cardiology and based on the presence of: 1) associated new EKG changes which support the diagnosis and 2) elevation of cardiac enzymes above standard laboratory levels.

Stroke: A cerebrovascular infarction of brain tissue caused by hemorrhage, embolism, or thrombosis resulting in paralysis or other measurable neurological deficit which persists for 30 days following the occurrence of the stroke. Stroke does not include transient ischemic attacks. The diagnosis of stroke must be made by a physician board certified in neurology.

Invasive Cancer: A disease characterized by the presence and uncontrolled growth and spread of malignant cells and the invasion of normal tissue. Invasive cancer must be diagnosed by a pathological or clinical diagnosis. Invasive cancer does not include:

•any skin cancer, except invasive malignant melanoma into the dermis or deeper;

•pre-malignant lesions, benign tumors, or polys;

•early prostate cancer diagnosed as T1N0M0 or equivalent staging; or

•carcinoma in-situ.

End Stage Renal Failure: The irreversible and total failure of both kidneys which requires renal transplant or regular renal dialysis.

Major Organ Transplant: The receipt by transplant of any of the following organs or tissues; heart, lung, liver, kidney, pancreas, small intestine, or bone marrow. The insured must be registered on the United Network of Organ Sharing.

Amyotrophic Lateral Sclerosis: Diagnosis of amyotrophic lateral sclerosis by a qualified physician.

Coronary Artery Bypass Surgery: The receipt of coronary artery bypass grafting to improve blood flow to the heart.

Physician means a doctor of medicine or osteopathy, practicing within the scope of their license, issued by the jurisdiction in the United States of America in which the services are rendered. The physician may not be:

•the owner or insured;

•related to the owner or insured by blood or marriage;

•a person with whom the owner or insured has or has had a business relationship.

Terminal Illness

An insured will be considered terminally ill if they have been diagnosed with an illness or condition that can reasonably be expected to result in death within 12 months from the date of the physician’s statement.

Physician means a doctor of medicine or osteopathy, practicing within the scope of their license, issued by the jurisdiction in the United States of America in which the services are rendered. The physician may not be:

•the owner or insured;

•related to the owner or insured by blood or marriage;

•a person with whom the owner or insured has or has had a business relationship.

Accelerated Death Benefits Generally

The accelerated death benefit is paid in lieu of the future death benefit and the amount paid will be discounted to reflect the time value of money, the life expectancy of the insured, future premiums due, and administrative expenses associated with processing claims.

Tax Treatment.  Benefits payable for terminal and chronic illness are expected to qualify for favorable tax treatment (i.e., treated as the payment of a death benefit) under Code §101(g). Benefits payable for chronic illness will be subject to the benefit limits imposed by Code §7702B to qualify for favorable tax treatment. Benefits payable for critical illness are not expected to qualify for favorable tax treatment.

Limitations.  Accelerated death benefits will not be provided for any condition resulting from self-inflicted injury or attempted suicide.

Claim Adjudication.  A request for the payment of an accelerated death benefit must be accompanied by satisfactory proof (satisfactory to Amplify) that the insured meets one or more of the qualifying conditions. Critical illness claims will require complete records of the insured’s medical history, diagnoses, and treatments to assign a severity category.

Amplify reserves the right to obtain a second opinion to confirm eligibility for benefits. The second opinion will be provided by a licensed health care practitioner or physician selected by Amplify. If there are conflicting opinions, eligibility will be determined based on a third opinion provided by a licensed health care practitioner or physician that is mutually agreeable to Ampilfy and the owner. Amplify will be responsible for all expenses related to second and third opinions.

If the insured meets the qualifying conditions, a benefit offer will be provided along with a claim disclosure form and an election form. The policy owner may accept this offer by returning the election form and the written consent of any assignee or irrevocable beneficiary within 60 days of receipt.

Benefit Determination. The accelerated death benefit payment will be equal to the amount of the death benefit accelerated less the following deductions:

•the actuarial discount;

•an administrative charge not to exceed $250; and

•a pro rata portion of any policy debt (determined based on the reduction in the Face Amount of the policy).

The accelerated death benefit payment will never be less than the Cash Surrender Value associated with the death benefit that is accelerated (prorated in the case of partial accelerations).

Actuarial Discount: When an accelerated death benefit is paid, the remaining death benefit will be reduced by the amount paid and an actuarial discount.  The actuarial discount will be determined based on the following factors:

•The death benefit.

•The Account Value.

The future premiums required to keep the death benefit in force until the latest possible maturity date. Future required premiums are equal to the monthly premium that will endow the contract on the latest possible maturity date based on the current account value and the fixed account interest crediting rate. Future death benefits will be projected based on the payment of this premium amount.

•The actuarial discount is equal to the amount of the death benefit accelerated minus the actuarial benefit amount. The actuarial benefit amount is equal the present value of future death benefits less the present value of future required premiums. Present values are calculated using the accelerated death benefit interest rate and mortality basis. The actuarial discount is calculated assuming full acceleration and then prorated if needed for partial accelerations.

Accelerated Death Benefit Interest Rate: The accelerated death benefit interest rate will not exceed the greater of: 1) the yield on 90-day Treasury Bills or the current maximum adjustable policy loan interest rate allowed by law. The maximum rate of interest for adjustable policy loans is equal to the greater of: 1) the Moody’s Corporate Bond Yield Average - Monthly Average Corporates published by Moody’s Investors Services or 2) the nonforfeiture interest rate plus 1%.

Accelerated Death Benefit Mortality Basis: Terminal illness claims will be valued assuming that the insured’s death will occur in six months. A single mortality basis will be developed for valuing accelerated death benefits related to chronic illness. Three separate severity classes will be developed for valuing accelerated death benefits related to critical illness (mild, moderate, and severe). The accelerated death benefit mortality basis is not guaranteed and will be subject to periodic reevaluation. Any changes in the accelerated death benefit mortality basis will become effective for all claims valued on or after the effective date of the change.

Impact on Policy.  A full acceleration will result in the termination of the policy. In general, the mechanics of partial accelerations are driven by the notion that the first step is to split the policy into two hypothetical policies that retain the same proportion of each coverage element and then fully accelerating one of the portions.  The Face Amount and unit load will be reduced by the amount of insurance accelerated. The Account Value will be reduced in proportion to the amount of insurance accelerated (each individual Sub-Account will be adjusted). Policy loans will be reduced in proportion to the amount of insurance accelerated.

Policy Loans

A policy owner may take a policy loan at any time while the policy is In Force. A policy loan will be effective as of the date Amplify receives the policy owner’s written request in good order at the Service Center. Amplify reserves the right to require written requests to be submitted on current Amplify forms in effect at the time.

Taking a policy loan may increase the risk of Lapse and may result in adverse tax consequences. Unpaid loan interest charges accrue daily at a compounded annual interest rate and can cause the policy’s Indebtedness to grow significantly. The policy owner should request an illustration demonstrating the impact of any policy loans on the policy’s Account Value, Cash Surrender Value, and death benefit.

Loan Value

The maximum amount that may be borrowed is the loan value, which is equal to the Cash Surrender Value less three times the most recent monthly deduction.

Loan Interest

Loan interest will be charged at the loan interest rate declared in the Policy Specifications Page (currently 3.00% per annum). The guaranteed maximum loan interest rate is 5.00% per annum. Loan interest is payable in arrears and becomes due when any of the following events occur:

•Policy anniversary

•A new loan request is made

•A loan repayment is made

•The policy terminates

Policy loan interest not paid when due will be added to the loan principal and accumulate interest at the same terms. Policy debt (or Indebtedness) refers to the total outstanding loan balance, including accrued interest that is not yet due.  Only one loan may be outstanding at any given time.

Service Fee

A service fee of up to $25 may be charged for each loan transaction (in addition to the loan interest charge). This fee is currently waived.

Loan Repayment

All or part of any policy loan may be repaid at any time while the policy is in force. Policy loan repayments will be allocated to the available variable subaccounts according to the allocation specifications in effect at the time. Loan repayments must be specifically identified as such. All other amounts received will be treated as premium payment. Loan repayments in excess of the total policy debt will be applied as a premium payment.

Loan Collateral Account

Unless the owner specifies a transfer from a single account, the requested loan amount will be transferred from the Variable Account into the loan collateral account. This amount will be transferred proportionally from the variable Sub-Accounts.

Interest is credited daily to the amount in the loan collateral account at the rate declared for the loan collateral account. The declared rate for the loan collateral account will not be less than the loan interest rate less 50 basis points (0.50%).

Whenever loan interest becomes payable, the accrued interest credited to the loan collateral account will be transferred to the available variable subaccounts according to the allocation specifications currently in effect. At the same time, an amount equal to the accrued loan interest due is transferred to the loan collateral account proportionally from the variable subaccounts.

The value of the loan collateral account on any given date is equal to:

•the loan collateral account value on the preceding valuation date; plus

•any interest crediting since the preceding valuation date; plus

•any amount transferred to the loan collateral account due to new policy loans and any due and unpaid loan interest since the preceding valuation date; less

•policy loan repayments since the preceding valuation date; less

•interest credited transferred from the loan collateral account to the available variable subaccounts.

(A valuation date is each day that the New York Stock Exchange (NYSE) is open for regular trading).

Excessive Policy Debt

If the total policy debt ever equals or exceeds the Account Value, the policy will terminate subject to a 30-day grace period.

Overloan Protection

The overloan protection benefit is included to protect policies with policy loans that are a high percentage of the total Account Value (e.g., situations where the policy owner is using loans to take income from the policy) by providing a guaranteed paid-up insurance benefit. To invoke the overloan protection benefit, the following conditions must be met:

•The policy has been in force for at least 15 years.

•The insured is at least 65.

•The policy debt must exceed the face amount.

•The policy debt exceeds 95% of the total Account Value after the deduction of the overloan protection charge.

The owner will be notified the first time that the conditions for exercise have been met.

When the overloan protection benefit is invoked, the following adjustments (which are irrevocable, or permanent) will be made:

•The overloan protection charge will be deducted from the Account Value.

•The death benefit option will be changed to Option 1.

•The Face Amount will be set equal to the Account Value (following the deduction of the overloan protection charge).

•No subsequent changes to the insurance coverage will be permitted.

•Policy debt will continue to accrue interest.

•All Account Value will be allocated to the loan collateral account.

•The guaranteed crediting rate for the loan collateral account will be equal to the loan interest rate.

•All monthly deductions will cease.

•No further loans or withdrawals may be taken.

•No further premium or loan repayments may be made.

•Accelerated Death Benefits will no longer be available.

•Any other riders in effect will terminate,

The overloan protection charge is equal to the Account Value the date the overloan protection benefit is invoked times the overloan protection charge rate. The charge is the product of the policy’s Cash Value and an age-based factor ranging from 0.00% to 17.50% as shown in the Policy Specification Pages. If the Cash Surrender Value is not sufficient to cover the overloan protection charge, a loan repayment sufficient to cover this charge will be required.

Once the overloan protection benefit is invoked, the death benefit will be determined based on the corridor factor for the IRC §7702 compliance test selected in the application and the Account Value and loan will grow at the loan interest rate.

Invoking the overloan protection may have adverse tax consequences (see Taxes).

The Policy

General Information

The policy is a legal contract. It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Specification Pages; and the application, including any supplemental application. The benefits described in the policy and this prospectus, including any optional Riders or modifications in coverage, may be subject to Amplify’s underwriting and approval. In addition to the terms and conditions of the policy, policy owner rights are governed by this prospectus and protected by federal securities laws and regulations. Amplify will consider the statements made in the application as representations, and will rely on them as being true and complete. However, Amplify will not void the policy or deny a claim unless a statement is a material misrepresentation. If a policy owner makes an error or misstatement on the application regarding his or her age or sex during the contestable period of the policy, Amplify will adjust the Death Benefit, Rider benefits, and Account Value accordingly.

Under limited circumstances and at the request of the policy owner, Amplify may backdate the policy by assigning a Policy Date earlier than the date the application is signed. Backdating may result in lower cost of insurance rates; however, policy charges will be deducted from the policy’s Account Value for each accrued month that the policy was backdated.

Any modification or waiver of Amplify’s rights or requirements under the policy must be in writing and signed by Amplify’s president or corporate secretary. No agent (and no investment advisor or other third person) may bind Amplify by making any promise not contained in the policy.

Amplify may modify the policy, its operations, or the Variable Account’s operations to meet the requirements of any law or regulation issued by a government agency to which the policy, Amplify, or the Variable Account is subject. Amplify may modify the policy to assure that it continues to qualify as a life insurance policy under federal tax laws. Amplify will notify policy owners of all modifications and will make appropriate endorsements to the policy.

The policy is nonparticipating, meaning that Amplify will not be contributing any operating profits or surplus earnings toward the policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

It is important to remember that the portion of any amounts allocated to Amplify’s general account, including any amounts allocated to the Fixed Account, and any guaranteed benefits Amplify may provide under the policy exceeding the value of amounts held in the Variable Account are subject to Amplify’s claims paying ability.

Any money Amplify pays, or that is paid to Amplify, must be in the currency of the United States of America.

In order to comply with the USA PATRIOT Act and rules promulgated thereunder, Amplify has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

State Variations

This prospectus describes the material features of the policy. Due to variations in state law, certain features of the policy described in this prospectus may be different or may not be available at all depending on the state in which the policy is issued.

Possible variations include, but are not limited to, Rider terms and availability, availability of certain investment options, duration of the right to cancel period, policy exchange rights, policy Lapse and/or reinstatement requirements, and the duration of suicide and incontestability periods. For a more detailed list of material state variations, see Appendix B: State Variations. Variations due to state law are subject to change without notice at any time. To review a copy of the policy and any Riders or endorsements for the state in which the policy will be issued, the policy owner can contact the Service Center (see Contacting the Service Center).

Policy Owner and Beneficiaries

Policy Owner

The policy belongs to the owner named in the application or as a result of a valid assignment. The policy owner may name a contingent owner who will become the policy owner if the policy owner dies before Proceeds become payable. Otherwise, ownership will pass to the policy owner’s estate, if the policy owner is not the Insured.

Policy Owner Rights

The policy owner may exercise all policy rights in accordance with policy terms while the policy is In Force, subject to Amplify’s approval. These rights include, but are not limited to, the following:

•changing the policy owner, contingent owner, and beneficiary;

•assigning, and/or exchanging the policy;

•requesting transfers, policy loans, and partial withdrawals or a complete surrender; and

•changing insurance coverage such as death benefit option changes, adding or removing Riders, decreasing the Face Amount, and/or decreasing any Rider Specified Amount

However, beneficiaries designated as irrevocable must consent to any assignment or policy changes.  These rights are explained in greater detail throughout this prospectus.

Subject to Amplify’s approval, the policy owner may name a different policy owner or contingent owner while the policy is In Force by submitting a written request to the Service Center. Any such change request will become effective as of the date signed, however, it will not affect any payment made or action taken before the change is received and recorded by Amplify. There may be adverse tax consequences to changing owners or other parties of the policy.

Beneficiaries

The principal right of a beneficiary is to receive the Death Benefit Proceeds if the Insured dies while the policy is In Force. While the policy is In Force, a policy owner may name more than one beneficiary, designate primary and contingent beneficiaries, change or add beneficiaries, and/or direct Amplify to distribute the Proceeds other than as described below.

If a primary beneficiary dies before the Insured dies, Amplify will pay the Death Benefit Proceeds to the surviving primary beneficiaries. Unless specified otherwise by the policy owner, Amplify will pay multiple primary beneficiaries in equal shares. A contingent beneficiary will become the primary beneficiary if all primary beneficiaries die before the Insured dies and before any Proceeds become payable. A policy owner may name more than one contingent beneficiary. Unless specified otherwise by the policy owner, Amplify will also pay multiple contingent beneficiaries in equal shares.

If no beneficiary or contingent beneficiary survives the insured, then the owner or the owner’s estate will receive the death benefit proceeds.

Requests to change or add beneficiaries must be submitted in writing to the Service Center. Any such change request will become effective as of the date signed; however, a change will not affect any payment made or action taken before the change is received and recorded by Amplify.

Purchasing a Policy

The policy is available for Insureds between the Attained Ages of 18 to 60, age nearest birthday. To purchase the policy, prospective purchasers must submit a completed application and the required initial Premium payment.

Amplify must receive evidence of insurability that satisfies its underwriting standards before it will issue a policy. Currently, underwriting will be completed via Munich Re Life US’s (“Munich Re”) alitheia solution (“alitheia”). alitheia provides underwriting recommendations for life insurance carriers and renders an instant decision for applicants based on machine learning models and rules that are built and backed by Munich Re’s strong background in risk assessment.

Currently, the policy is only available to standard underwriting classes, in the following risk classes: preferred non-tobacco, standard plus non-tobacco, standard non-tobacco, preferred tobacco, and standard tobacco.

Amplify reserves the right to modify its underwriting standards on a prospective basis for newly issued policies at any time.

The minimum Face Amount is $50,000 and the maximum is $1,000,000. Amplify reserves the right to modify the minimum and maximum Face Amount on a prospective basis for newly issued policies at any time.

Insurance Coverage

Issuance of insurance coverage requires that the Insured meet all underwriting requirements, the required initial Premium is paid, and the policy is delivered while the Insured is alive. Amplify has the right to reject any application for insurance, in which case Amplify will return the Premium payment.

After Amplify approves an application, insurance coverage will begin and will be In Force on the Policy Date shown in the Policy Specification Pages. Amplify begins deducting policy charges (including the premium load and the first monthly deduction of coverage charges) on the Policy Date.

Insurance coverage will end (1) if the policy Lapses, (2) upon the Insured’s death, (3) when Amplify begins to pay the Proceeds, or (4) when the policy reaches the Maturity Date, unless it is extended.

Right to Cancel (Free Look Right)

A policy owner may, for a limited time, cancel the policy and receive a refund (commonly referred to as the “right to cancel” or “free look” period). The length of the right to cancel period depends on state law and may vary depending on whether the policy was purchased to replace another policy. The minimum right to cancel period is 10 days.

In order to cancel the policy during the right to cancel period, a policy owner must submit a written cancellation request and return the policy either to the sales representative or to the Service Center.  If the policy is cancelled during the right to cancel period, Amplify will treat the policy as if it was never issued.

Within seven days of receipt of a written cancellation request, Amplify will refund the amount prescribed by state law. The amount that Amplify refunds will be the Account Value plus any charges deducted, or in certain states, the greater of that amount or the Premium paid.

Allocation of Net Premium During Right to Cancel Period

Where state law requires the return of initial Premium for cancellations during the right to cancel period, Amplify will allocate the entire initial Net Premium to the fixed account.  After the expiration of the right to cancel period,  Amplify will transfer the amount in excess of the automatic allocation to the fixed account (and the charges deducted) to the Sub-Accounts elected by the policy owner.

Where state law requires the return of Account Value, Amplify will allocate all of the initial Net Premium (in excess of the automatic allocation to the fixed account) to the designated Sub-Accounts based upon the allocation instructions in effect at the time.

Suicide Limitation

If the insured’s death results from suicide, while sane or insane, within two years from the issue date or the reinstatement date, the death benefit proceeds will be equal to all premiums paid prior to the insured’s date of death less any policy debt, including accrued interest, and withdrawals.

Contestability

During the two year period following the issue date, Amplify may contest the validity of the policy based on material misstatements in the original application. During the two year period following a reinstatement date, Amplify may contest the validity of the policy based on material misstatements in the reinstatement application. At any other time, the policy will not be contested for any reason other than fraud.

Misstatement of Age or Sex

If the age or sex of the insured has been misstated, the Face Amount will be adjusted to reflect the amount supported by the most recent monthly deduction based on the insured’s correct age and sex. All future monthly deductions, if any, will be made based on the insured’s correct age and sex.

Terminating the Policy

There are several ways that the policy can terminate. The policy will automatically terminate when the Insured dies, the policy reaches the Maturity Date and is not extended (see Policy Maturity), or the Grace Period ends and the policy lapses. The policy will also terminate if it is fully surrendered.

Terminating the policy may result in adverse tax consequences.

Assigning the Policy

The policy owner may assign any or all rights under the policy while it is In Force, subject to Amplify’s approval. The beneficiary’s interest will be subject to the person or entity to which the policy owner assigned rights. Assignments must be in writing on a form satisfactory to Amplify. Assignments will become effective on the date signed, unless otherwise specified by the policy owner, and are subject to any payments or actions taken by Amplify before it is received and recorded at the Service Center. Amplify is not responsible for the sufficiency or validity of any assignment or the tax consequences of an assignment.

Assignments will be subject to any Indebtedness, policy liens, garnishments, court orders, and any previous assignments.

Reports and Illustrations

Amplify will send [quarterly and] annual statements to the policy owner that show:

•the death benefit amount, Face Amount and Death Benefit Option;

•premiums paid since the last statement;

•all charges since the last statement;

•the Account Value;

•the Cash Surrender Value; and

•Indebtedness.

Confirmations of individual financial transactions, such as transfers, partial withdrawals, and loans are generated and mailed automatically (unless electronic or internet delivery is permitted). Copies may be obtained by contacting the Service Center.

Amplify will send these statements and reports to the owner’s address provided on the application unless directed otherwise. At any time after the first policy year, policy owners may ask for an illustration of future benefits and values under the policy (a fee may be charged; see Service Fee).

Amplify may send reminders when scheduled premium payments are due, but Amplify is not required to send reminders of when scheduled premium payments are due and might not send reminders; policy owners should not expect or rely on reminders or notices of scheduled premiums. Regardless of premium payments, the policy can lapse if the Cash Surrender Value is insufficient to pay the monthly deductions. If the policy lapses, then all benefits, including the death benefit, will end and the policy will terminate without value. Payment of all of the planned premiums, even in full and on time, may not prevent the policy from lapsing. The Cash Surrender Value is the Account Value minus all Indebtedness (outstanding policy loans including interest due or accrued).

IMPORTANT NOTICE REGARDING HOUSEHOLD DELIVERY OF SECURITY HOLDER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual mutual fund shareholder reports are required to be mailed to multiple policy owners in the same household, Amplify might mail only one copy of each document, unless notified otherwise by the policy owner(s). Household delivery will continue for the life of the policies. A policy owner can revoke their consent to household delivery and reinstitute individual delivery by contacting the Service Center. Individual delivery will resume within 30 days after receiving such notification.

Policy Charges

There are no surrender charges upon a full surrender of the policy.

However, charges and deductions for charges are taken from premium payments and/or the Account Value, as applicable, to compensate Amplify for the services and benefits provided, the costs and expenses incurred, and the risks assumed. Certain expenses may be recovered utilizing more than one charge. Amplify may generate a profit from any of the charges assessed under the policy and expects to earn a profit from the charges.

Policy and Rider charges reflect costs and risks associated with issuing the policy and Rider(s). Certain charges will vary based upon the individual characteristics of the Insured. The Insured is assigned to an underwriting classification based upon his/her age, sex (if not unisex classified), tobacco rate type, and health. The policy owner can request an illustration of specific costs and/or see the Policy’s Specification Pages for information about specific charges of their policy.

Amplify may increase (or decrease) certain policy and/or Rider charges and rates under the policy at any time, subject to the guaranteed maximum rates stated in the Policy Specification Pages. Changes in policy and/or Rider charges and rates vary by changes in current levels of and future expectations for various factors, including, but not limited to, Amplify’s (and the insurance industry’s) investment earnings, mortality experience, morbidity experience, persistency experience, expenses (including reinsurance expenses), and taxes. Changes may also be made to reflect Amplify’s desired or expected profit levels.  Changes to policy and/or Rider charges and rates will be on a uniform basis for Insureds of the same Issue Age, sex, rate class, rate type, and Face Amount, whose policies have been In Force for the same length of time. If a change in the charges or rates causes an increase to the policy and/or Rider charges, then the policy’s Account Value could decrease and the risk of lapse could increase. If a change in the charges or rates causes a decrease to the policy and/or Rider charges, the policy’s Account Value could increase. Any changes will be determined in accordance with state law. Policy and Rider charges will never exceed the maximum charges shown in the fee tables (see Fee Table).

Monthly Deductions

A monthly deduction is due on each monthly policy date prior to the maturity date   Each monthly deduction consists of the following components which are computed and deducted from the Account Value in the order identified below. Premium payments and withdrawals of Account Value that are effective on a monthly policy date will be processed prior to the calculation of the monthly deduction.

The first monthly deduction is taken on the policy date is the issue date. Subsequent monthly policy dates fall on the same day in each successive calendar month.  If the initial premium is paid after the issue date, the monthly deduction due on the issue date and each monthly policy date between the issue date and the effective date of the initial premium will be deducted on the effective date of the initial premium.

Monthly deductions are characterized as (a) coverage charges and (b) separate account charges. Coverage charges are established primarily to cover the cost of insurance and administrative or operating expenses. Separate account charges (and the low-cost sub-account fees) are established primarily to reflect mortality (and morbidity) risk and expense risk and profit margins, and to provide for distribution costs (including compensation to registered investment advisors).  As noted above, Amplify intends to profit from these charges, and revenue derived from any charge may result in a profit and can be used for any purpose.

Coverage Charges

Coverage charges consist of the monthly policy fee, unit load, and cost of insurance charge. During the level coverage charge period, the coverage charges for the monthly policy fee and unit load will not increase. This period begins on the policy issue date and lasts:

(a)for the insured’s issue age under 50, until the insured’s age 65;

(b)for insured issue ages from 50 to 65 (inclusive), until the insured’s age 70; and

(c)for insured’s issue age over age 65, for five (5) years.

Coverage charges are deduced from the account value first from the fixed account until exhausted and then proportionally from the variable subaccounts. Separate account charges are deducted from the variable subaccounts to which they apply (separate account charges and low-cost sub-account fees are not coverage charges).

Monthly Policy Fee

The monthly policy fee has been established to partially recover policy acquisition costs and other operating expenses, including ongoing administrative expenses. The current monthly policy fee is $6.25. Amplify can increase this fee at its discretion, but the fee is guaranteed not to exceed $20 per month.

Unit Load Charge

The unit load charge has been established to partially cover the cost of insurance during the level coverage charge period. The unit load charge currently ceases at the end of the level coverage charge period; however, Amplify reserves the right to impose the charge until the later of the end of the level coverage charge period or the 20th policy anniversary. The monthly unit load charge is equal to (a) the Face Amount on the monthly policy date, in thousands, times (b) the applicable unit load charge factor. The unit load varies based on the individual characteristics (sex, rate class, and issue age) of the insured and the base policy Face Amount. Amplify can increase this charge at its discretion, but the unit load charge factor is guaranteed not to exceed the rates shown in your Policy Specifications Page.

Cost of Insurance Charge

The cost of insurance charge has been established to cover the cost of insurance (the anticipated cost of providing death benefits that exceed the Account Value), The monthly cost of insurance charge is equal to the product of (a) the net amount at risk times (b) the applicable cost of insurance rate. The net amount at risk is equal to (a) the death benefit amount discounted for one month’s interest at an annual effective rate of 1.00%, less (b) the Account Value.  [(That discount rate may change but will never be less than 0.5% or more than 3.00%).] For the purpose of calculating the net amount at risk, (a) the Account Value is equal to the Account Value on the monthly policy date after reflecting any premium payments or withdrawals and all the preceding components of the monthly deduction, and (b) the death benefit is determined using the same Account Value.

There are separate current and guaranteed cost of insurance rates. The guaranteed maximum cost of insurance rates are based on 200% of the 2017 CSO tables, and are specified in your Policy Specifications Page. These rates vary based on the sex, rate class, and attained age of the insured.

The current cost of insurance rates have a select and ultimate structure. The applicable rate will vary based on the sex, rate class, and issue age of the insured and the current policy year. The current cost of insurance rate is equal to zero during the level coverage charge period.   Amplify can increase the current cost of insurance rates (including during the level coverage charge period, as well as thereafter) at its discretion, but the rates are guaranteed not to exceed the guaranteed maximum rates shown in your Policy Specifications Page.

Separate Account Charge

The Separate Account Charge is intended to compensate Amplify for assuming the risk associated with mortality, operational and administrative expenses, regulatory expenses and regulatory changes, and state and federal taxes, and other risks and expenses, with a margin for profit and overall expenses. This charge is in addition to any charges assessed by the mutual funds underlying the Sub-Accounts and any Low Cost Sub-Account Fees if applicable.

The separate account charge is expressed on an annual basis, as a percentage of the Account Value (i.e., as an annual percentage).   However, this charge will be deducted monthly, as part of the monthly deduction. The monthly separate account value charge will be equal to one-twelfth of the annual charge percentage times the Account Value on the monthly policy date after the deduction of all of the preceding components of the monthly deduction (i.e., after deduction of the coverage charges).

There are separate current and guaranteed Separate Account Charge annual percentages:

Current Separate Account Charge:	0.05%
Guaranteed Maximum Separate Account Charge:	2.00%

Amplify can increase the current Separate Account Charge percentage, but the charge is guaranteed not to exceed the guaranteed maximum charge shown above.

Low Cost Sub-Account Fee

For allocations to certain Sub-Accounts, Amplify deducts a Low Cost Sub-Account Fee. The Low Cost Sub-Account Fee is assessed on allocations to certain Sub- Accounts that invest in underlying mutual funds that do not pay Amplify sufficient mutual fund service fee payments, which compensate Amplify for promoting, marketing, and administering the policy and the underlying mutual funds. To the extent that any Low Cost Sub-Account Fees collected exceed actual expenses associated with promoting, marketing, and administering the policy and the underlying mutual funds, Amplify may realize a profit from this charge.

The Sub-Accounts that are subject to a Low Cost Sub-Account Fee are indicated below. The fee will be calculated by multiplying the Account Value in any Sub-Accounts that have a Low Cost Sub-Account Fee by the applicable Low Cost Sub- Account Fee charge rate. The determination of which Sub-Accounts impose a Low Cost Sub-Account Fee is made by Amplify at its sole discretion. Amplify may add, change, or remove a Low Cost Sub-Account Fee from any Sub- Account at its sole discretion upon written or online notice to policy owners. In the event Amplify determines to add a Low Cost Sub-Account Fee to an existing Sub-Account, Amplify will not impose the Low Cost Sub-Account Fee on existing allocations to that Sub-Account. The maximum Low Cost Sub-Account Fee applicable for any Sub-Account is 1.50%.

There are separate current and guaranteed Low Cost Sub- Account Fees, and the fee may vary for different sub-accounts.  The current Low Cost Sub-Account Fee is 0.10%, 0.25%, or 0.35%, depending on the sub-account.  Amplify can increase this fee at any time, but the Guaranteed Maximum Low Cost Sub-Account Fee is 1.50%   The Low-Cost Sub-Account Fees are expressed on an annual basis, as a percentage of the Account Value (i.e., as an annual percentage).   However, this charge will be deducted monthly, as part of the monthly deduction, from the applicable Sub-Accounts, in the same manner (one-twelfth each month) as the Separate Account Charge.

Amplify can increase the current Low Cost Sub-Account Fee percentage, but the fee is guaranteed not to exceed the guaranteed maximum percentage shown above.

Some of the indicated Sub-Accounts may not be available for all policies. Refer to Appendix A: Underlying Mutual Funds Available Under the Policy for more information regarding Sub-Account availability.

Transaction Charges

Premium Load

A charge may be deducted from each premium (a “premium load”) for certain taxes. Specifically, this premium load charge is established to cover any premium taxes by the state or other jurisdiction where the policy owner resides. The current premium load will vary by state and will be equal to the applicable premium tax rate in the owner’s state of residence.  The applicable premium load percent is determined by Amplify at the time the premium is processed. The premium load is subject to change if the premium tax rate in the owner’s state of residence changes or the owner’s state of residence changes.  However, this premium load charge is guaranteed not to exceed a maximum load of 5% of each premium.

Transfer Fee

A fee for certain transfers may be deducted from the amount transferred [or from the Account Value remaining after the transfer]. Amplify currently waives the Transfer Fee. The fee is intended to compensate Amplify for the administrative costs associated with calculating and generating the transfer amount. Amplify may elect in the future to assess a Transfer Fee for each transfer in excess of twelve in any policy year. The Transfer Fee assessed for each transfer will not exceed $25.00.

Partial Withdrawal Fee

Partial Withdrawal Fees are deducted from the partial withdrawal amount requested [or from the Account Value remaining after the withdrawal amount as been paid]. Amplify currently waives the Partial Withdrawal Fee. The fee is intended to compensate Amplify for the administrative costs associated with calculating and generating the surrender amount. Amplify may elect in the future to assess a Partial Withdrawal Fee. The Partial Withdrawal Fee assessed for each withdrawal will not $25.00.

Service Fees

Amplify may charge a fee to cover the administrative cost of processing certain policy owner service requests such as requests for:

•policy loans;

•copies of transaction confirmations and statements;

•illustrations of future benefits and values; and

•other special services.

Although Amplify currently does not charge such service fees, it may elect in the future to assess a service fee. The guaranteed maximum service fee is $25.00 per service request. Service fees can be deducted from the policy only with Amplify’s consent; otherwise, service fees must be paid by check or money order at the time the service is requested. In the event Amplify charges a fee for an illustration of future benefits and values, one report per policy year will be provided free of charge.

Mutual Fund Expenses

In addition to the policy charges, there are also charges associated with the underlying mutual funds in which the Sub-Accounts invest. Policy owners do not pay these charges directly, but they pay them indirectly because these charges are reflected in the underlying mutual fund prices (the funds’ NAV) that Amplify uses to value Sub-Account accumulation units. The underlying mutual funds’ prospectuses contain additional information about these charges. Policy owners may contact the Service Center to receive, free of charge, copies of the prospectuses for any of the underlying mutual funds available under the policy.

Reduction of Charges

The policy may be purchased by individuals, corporations, and other entities.  Amplify may reduce or eliminate certain charges where the size or nature of a group allows Amplify to realize savings with respect to sales, underwriting, administrative, or other costs. Additionally, when the policy is purchased through a distributor that generally has lower associated policy expense characteristics due to commission arrangements and/or total premium, then we may reduce one or more policy charges. Amplify may reduce or eliminate charges on policies sold to employees, agents, and consultants of Amplify and its affiliates and their family members. Where prohibited by state law, Amplify will not reduce charges associated with the policy.

Amplify determines the eligibility and the amount of any reduction by examining a number of factors, including: the number of policies owned with different insureds; the total premium Amplify expects to receive; the total cash value of commonly owned policies; the nature of the relationship among individual insureds; the purpose for which the policies are being purchased; the length of time Amplify expects the individual policies to be in force; and any other circumstances which are rationally related to the expected reduction in expenses.

Amplify may lower commissions to the selling broker-dealer and/or increase charge back of commissions paid for policies sold with reduced or eliminated charges. Policy owners should consult with a financial professional about reductions available and, where appropriate, obtain an illustration demonstrating the impact of any reduced charges on the policy.

Entities considering purchasing the policy should note that in 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers’ retirement and fringe benefit programs may not vary between men and women on the basis of sex. The policies are based upon actuarial tables that distinguish between men and women unless the purchaser is an entity and requests non-sex distinct tables be used for underwriting. The policies generally provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing the policy.

Distribution Expenses and Fund Relationships

Distribution, Promotional, and Sales Expenses

Amplify may pay various amounts and types of compensation for the sale of, and to promote the sale of, the policies.  This may include distribution, promotional, and sales expenses such as amounts paid to broker-dealer firms as commissions, expense allowances, and marketing allowances.  Amplify refers to these expenses collectively as “total compensation.”

Amplify may vary the form of compensation paid or the percentage or amounts paid as commission, expense allowance, or marketing allowance, to the extent permitted by SEC and FINRA rules and other applicable laws and regulations. However, the total premium based compensation will not exceed the maximum ([___]% of premiums paid [during the first Policy Year up to the commissionable target premium]). In addition to any Premium-based amount, Commission may also be paid as an asset-based amount. If an asset-based commission is paid, it will not exceed [___]% of the non-loaned Account Value per year. Commissionable target premium is actuarially derived based on the Face Amount, the Insured’s characteristics and the death benefit option of the policy.

Marketing allowance is based on a firm’s ability and demonstrated willingness to promote and market Amplify’s products. How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may contribute to the promotion and marketing of Amplify’s products, which may include but not be limited to, providing conferences or seminars, sales or training programs, advertising and sales campaigns regarding the policies, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms.

Amplify may also host training and/or educational meetings including the cost of travel, accommodations and meals for firms and agents (including investment advisors) that sell the policies as well as assist such firms and individuals with marketing or advertisement costs.

Individual financial professionals typically receive a portion of the commissions/total compensation paid, depending on their arrangement with their broker-dealer or advisory firm. Policy owners should consult the financial professional to know the exact compensation arrangement associated with this policy.

Some policy owners may utilize an investment adviser to manage their assets, for which the investment adviser assesses a fee. Investment advisers generally do not receive a commission from Amplify for policies sold, unless they are also the financial processional selling the policy in a capacity other than as an investment adviser.

Information on Underlying Mutual Fund Service Fee Payments (“Revenue Sharing”)

The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares. The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/ redemption requests to each underlying mutual fund daily. The separate account (not the policy owners) is the underlying mutual fund shareholder. When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public. Amplify incurs these expenses instead.

Amplify also incurs the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.

An investment advisor or subadvisor of an underlying mutual fund or its affiliates may provide Amplify or its affiliates with wholesaling services that assist in the distribution of the policy and may pay Amplify or its affiliates to participate in educational and/or marketing activities. These activities may provide the advisor or subadvisor (or their affiliates) with increased exposure to persons involved in the distribution of the policy.

In light of the above, the underlying mutual funds or their affiliates make certain payments to Amplify or its affiliates (the “payments,” often referred to as “revenue sharing”). The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies Amplify and its affiliates issue, but in some cases may involve a flat fee. These payments are made for various purposes, including payments for the services provided and expenses incurred by the Amplify companies in promoting, marketing and administering the policies and underlying funds. Amplify may realize a profit on the payments received.

Amplify or its affiliates receive the following types of payments:

•Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•Payments by an underlying mutual fund’s advisor or subadvisor (or its affiliates). If consistent with applicable law, such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Amplify took into consideration the anticipated mutual fund service fee payments from the underlying mutual funds when it determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds). In addition, Amplify imposes the Low Cost Sub-Account Fee in lieu of service fee payments from certain underlying mutual funds.

The amount of underlying mutual fund service fee payments (revenue sharing) that Amplify and its affiliates anticipate receiving from the underlying mutual funds is expected to be up to [___%] annually of the assets invested in the underlying mutual funds) offered through the policy or any other variable policies that Amplify and its affiliates may issue.

Selection of Underlying Mutual Funds

Amplify may consider several criteria when selecting the underlying mutual funds to include in the policies, including some or all of the following: investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, fund expenses, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, and the capability and qualification of each investment firm. Amplify may also consider whether the underlying mutual fund or its service providers (e.g., the investment advisor or sub-advisors), or its affiliates will make mutual fund service fee payments (revenue sharing payments) to Amplify (and the amount of any such payments); and whether affiliates of the underlying mutual fund can provide marketing and distribution support for sales of the policies.

There may be underlying mutual funds with better investment performance and/or lower fees and expenses, as well as other variable policies that offer underlying mutual funds with better investment performance and/or lower fees and expenses. Policy owners should consider all of the fees and charges of the policy in relation to its features. Higher policy fees and charges and underlying mutual fund fees and expenses generally will result in lower policy investment performance.

Lapse and Reinstatement

The policy can lapse if the Cash Surrender Value is insufficient to pay the monthly deductions.  If the policy lapses, then all benefits, including the death benefit, will end and the policy will terminate without value. Payment of all of the planned premiums, even in full and on time, may not prevent the policy from lapsing.  The Cash Surrender Value is the Account Value minus all Indebtedness (outstanding policy loans including interest due or accrued).

Lapse Processing

If the cash surrender value is not sufficient to cover the monthly deductions due on a monthly policy date, the policy will enter a 61-day grace period measured from the date that the lapse notice is mailed.

The premium required to keep the policy from lapsing is equal to the amount, net of any premium load, sufficient to pay the monthly deductions during the grace period plus any amount necessary to increase the Cash Surrender Value to zero.

If the required premium is not paid during the grace period, the policy will lapse.

Reinstatement

If a policy lapses at the end of a grace period, it may be reinstated subject to the following terms:

•A written reinstatement request is received within three years after the end of the most recent grace period and before the maturity date.

•Receipt of satisfactory evidence that the insured is insurable in the same rate class as when the policy was issued.

•Policy debt in force at the end of the most recent grace period is repaid or reinstated.

•Payment of the reinstatement premium.

The reinstatement premium is equal to amount, net of any premium load, that is sufficient to pay the monthly deductions due and unpaid during the most recent grace period and increase the Cash Surrender Value to three times the monthly deduction due on the reinstatement date.

Policy Maturity

If the policy is In Force on the maturity date, coverage will automatically be extended (unless otherwise elected by the policy owner) until the Insured’s date of death at which time Proceeds will be paid to the beneficiary.

If the policy owner elects not to extend coverage beyond the maturity date, Amplify will pay the Proceeds to the owner generally within seven days after the written request for payment is received at the Service Center. The Proceeds will equal the policy’s Account Value minus any Indebtedness. The policy is terminated once the Proceeds are paid.

The primary purpose of extending coverage beyond the maturity date is to continue the life insurance coverage, and avoid current income taxes on any earnings in excess of the Investment in the Contract if the maturity Proceeds are taken (see Taxes).

The maturity date is the policy anniversary on which the insured attains age 121. If the policy is in force on the maturity date, the maturity date will be automatically extended to the insured’s death subject to the following terms:

•All monthly deductions will cease.

•All Account Value in the Variable Account will be transferred to the fixed account.

•Transfers to the variable Sub-Accounts are no longer permitted.

•Interest will continue to be credited to the fixed account value.

•No additional premium will be accepted.

•Withdrawals are no longer permitted.

•Policy loans and loan repayments are permitted.

•Loan interest will continue to accrue.

•The death benefit option will be set to Option 1.

•The Face Amount will be set to the Account Value on the maturity date.

•No subsequent changes to the insurance coverage will be permitted.

Coverage beyond the maturity date will not be extended when the policy would fail the definition of life insurance under the Code.

Payment of Policy Proceeds

Normally, Amplify will make a lump sum payment of the Proceeds within seven days after the written request for payment (in good order) is received at the Service Center. However, Amplify may postpone payment of the Proceeds (for surrenders, withdrawals, transfers, policy loans, and death benefits) from:

•the fixed account for up to six months;

•whenever Amplify it is unable to determine the value of (i.e., price) of Sub-Account Accumulation Units (see Valuation of Accumulation Units); and/ or

•as permitted or required by federal securities laws and rules and regulations of the SEC.

Death Benefit Proceeds are paid from Amplify’s general account. For payout options other than lump sum, Amplify will issue a settlement contract in exchange for the policy.

Settlement Options

In addition to a lump sum payment, policy proceeds may be applied to the following settlement options. The settlement options will not be less than the greater of those that would be provided by the application of the proceeds to purchase a single premium immediate annuity contract at the rates currently offered to the same class of annuitants or those that would be provided according to the guaranteed settlement basis. The guaranteed settlement basis will be based on the 2012 IAR Mortality Table with interest at 0.5%.

The settlement options currently available is an Annuity Certain.

At any time before the Proceeds become payable, a policy owner may request to change the payout option by writing to the Service Center.

At least $2,000 must be applied to a settlement option, and each payment (made at the specified interval) must be at least $500. If the policy owner does not make an election as to the form of the Proceeds, upon the Insured’s death, the beneficiary may make the election. Changing the beneficiary of the policy will revoke the payout option(s) in effect at that time.

Proceeds are neither assignable nor subject to claims of creditors or legal process. If the beneficiary does not make an election, Amplify will pay the Proceeds in a lump sum.

Treatment of Unclaimed Property

Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the policy Maturity Date or the date Amplify becomes informed that a Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, Amplify is still unable to locate the beneficiary of the Death Benefit, or the beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be surrendered and placed in a non-interest bearing account. While in the non-interest bearing account, Amplify will continue to perform due diligence required by state law. Once the state mandated period has expired, Amplify will escheat the Death Benefit to the abandoned property division or unclaimed property office of the state in which the beneficiary or the policy owner last resided, as shown on Amplify’s books and records, or to Arizona, Amplify’s state of domicile. If a claim is subsequently made, the state is obligated to pay any such amount (without interest) to the designated recipient upon presentation of proper documentation.

To prevent escheatment, it is important to update owner and beneficiary designations - including complete names, complete addresses, phone numbers, and social security numbers - as they change. Such updates should be sent to the Service Center.

Payments to Minors

Amplify will not make payments directly to minors. Contact a legal advisor for options to facilitate payment of policy proceeds intended for a minor’s benefit.

Taxes

Introduction

The tax treatment of life insurance policies under the Internal Revenue Code (“Code”) is complex and depends on the policy owner’s particular circumstances.  The following summary provides a general description of the Federal income tax considerations associated with the policy or relating to certain common life insurance policy transactions and does not purport to be complete or to cover all tax situations. It does not cover state, local, or other tax. This discussion is not intended as tax advice.  You should consult counsel or other competent tax advisers for more complete information. The following discussion is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

This discussion is based upon our understanding of the current Federal income tax laws. We make no representation as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of The Policy

In order to qualify as a life insurance policy for Federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited.  Nevertheless, we believe that policies issued on a standard basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis, and such policies may not satisfy the applicable requirements in all circumstances, particularly if you pay the full amount of premiums permitted under the policy.  If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions as necessary in order to do so.

In some circumstances, owners of variable life insurance (or annuity) policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax currently on income and gains produced by those assets.  Although published guidance does not address certain aspects of the policies, Amplify believes that the owner of a policy should not be treated as the owner of the underlying assets of the Variable Account.  Amplify reserves the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying assets of the Variable Account.

In addition, the Code requires that the investments of each of the Subaccounts must be “adequately diversified” in order for the policy to be treated as a life insurance policy for Federal income tax purposes. It is intended that the Subaccounts, through the underlying mutual funds, will satisfy these diversification requirements.

The following discussion assumes that the policy will qualify as a life insurance policy for Federal income tax purposes.

Tax Treatment of Policy Benefits

In General: Death Benefits and Inside Build-Up. We believe that the death benefit under a policy should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the owner will not be taxed on increases (if any) in the Account Value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a “Modified Endowment Policy.”

Modified Endowment Policies.  Under the Internal Revenue Code, certain life insurance policies are classified as “Modified Endowment Policies” (also known as “modified endowment contracts,” or “MECs”). Modified endowment policies have less favorable income tax treatment than other life insurance policies.  Due to the policy’s flexibility with respect to premium payments and benefits, each policy’s circumstances will determine whether the Policy is a MEC.  In general, a policy will be classified as a Modified Endowment Policy if the amount of premiums paid into the policy causes the policy to fail the “7-pay test.”  A policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the policy exceeds the sum of the level premiums that would have been paid at that point under a policy that provided for paid-up future benefits after the payment of seven level annual payments.  In addition, a policy received in a tax-free exchange for another life insurance policy that was a Modified Endowment Policy will also be classified as a Modified Endowment Policy.

If there is a reduction in the benefits under the policy during the first seven policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the policy had originally been issued at the reduced face amount. If there is a “material change” in the policy’s benefits or other terms, even after the first seven policy years, the policy may have to be retested as if it were a newly issued policy.  A material change can occur, for example, when there is an increase in the death benefit, which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent your policy from becoming a modified endowment policy, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult with a competent advisor to determine whether a policy transaction will cause the policy to be classified as a Modified Endowment Policy.

Distributions (Other Than Death Benefits) from Modified Endowment Policies.  Policies classified as Modified Endowment Policies are subject to the following tax rules:

•All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Policy will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the owner’s investment in the policy only after all gain has been distributed.

•Loans taken from or secured by a policy classified as a Modified Endowment Policy are treated as distributions and taxed accordingly.

•A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the owner has attained Age 59½ or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner’s beneficiary or designated beneficiary.

If a policy becomes a Modified Endowment Policy, distributions that occur during the policy year will be taxed as distributions from a Modified Endowment Policy.  In addition, distributions from a policy within two years before it becomes a Modified Endowment Policy may be taxed in this manner. This means that a distribution made from a policy that is not a Modified Endowment Policy could later become taxable as a distribution from a Modified Endowment Policy.

Distributions (Other Than Death Benefits) from Policies that are not Modified Endowment Policies.  Distributions (other than death benefits) from a policy that is not classified as a Modified Endowment Policy are generally treated first as a recovery of the owner’s investment in the policy and only after the recovery of all investment in the policy as taxable income.  However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance policy for Federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a Modified Endowment Policy are generally not treated as distributions.  However, the tax consequences associated with preferred loans are less clear and you should consult a tax adviser about such loans.  (Loans with a low or zero net interest rate charge are considered to be preferred loans).

Finally, neither distributions nor loans from or secured by a policy that is not a Modified Endowment Policy are subject to the 10 percent additional income tax.

Investment in the Policy.  Your investment in the policy (also known as “investment in the contract”) is generally your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax-free.

Surrender, Lapse, Maturity.  A full surrender, termination or cancellation of the policy by lapse, or the maturity of the policy on its maturity date may have adverse income tax consequences. If the amount received (or is deemed received upon maturity) plus total policy indebtedness exceeds the Investment in the policy, then the excess generally will be treated as taxable ordinary income, regardless of whether the policy is a modified endowment contract. In certain circumstances, for example when the policy indebtedness is very large, the amount of tax could exceed the amount distributed to the policy owner at surrender.

The purpose of the maturity date extension feature is to permit the policy to continue to be treated as life insurance for tax purposes. Although Amplify believes that the extension provision will cause the policy to continue to be treated as life insurance after the initially scheduled maturity date, that result is not certain due to a lack of guidance on the issue. The policy owner should consult with a qualified tax advisor regarding the possible adverse tax consequences that could result from an extension of the scheduled maturity date.

Policy Loans.  In general, interest that you pay on a policy loan will not be deductible.  If a policy loan is outstanding when a policy terminates, is cancelled, or lapses, the amount of the outstanding loan balance will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

Multiple policies.  All Modified Endowment Policies that are issued by Amplify Life (or its affiliates) to the same owner during any calendar year are treated as one Modified Endowment Policy for purposes of determining the amount includible in the owner’s income when a taxable distribution occurs.

Withholding.  To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient’s federal tax liability.  Recipients can generally elect, however, not to have tax withheld from distributions.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations.  The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents.  Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies.  In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents.  Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

Life Insurance Purchases by Residents of Puerto Rico.  In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service (“IRS”) announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Continuation of the Policy Beyond Age 100.  The tax consequences of continuing the policy beyond the Insured’s 100th year are unclear.  You should consult a tax adviser if you intend to keep the policy in force beyond the Insured’s 100th year.

Business Uses of the Policies.  The policies can be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others.  The tax consequences of such arrangements may vary depending on the particular facts and circumstances.  If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.  Moreover, Congress has over the years adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Employer-owned Life Insurance Policies.  Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance policy will generally be limited to the premiums paid for such policy (although certain exceptions may apply in specific circumstances).  An employer-owned life insurance policy is a life insurance policy owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such policy.  It is the employer’s responsibility to verify the eligibility of the intended Insured under employer-owned life insurance policies and to provide the notices and obtain the consents required by section 101(j). A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance policy.

Non-Individual Owners and Business Beneficiaries of Policies.  If a policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code section 264, even where such entity’s indebtedness is in no way connected to the policy.  In addition, under section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, this policy could be treated as held by the business for purposes of the section 264(f) entity-holder rules.  Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner of a policy, or before a business (other than a sole proprietorship) is made a beneficiary of a policy.

Split-Dollar Arrangements.  The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying premiums with respect to such arrangements. Additionally, the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes. Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Tax Shelter Regulations.  Prospective owners that are corporations should consult a tax advisor about the treatment of the policy under the Treasury Regulations applicable to corporate tax shelters.

Estate, Gift and Generation-Skipping Transfer Taxes.  The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes.  For example, when the Insured dies, the death proceeds will generally be includable in the owner’s estate for purposes of federal estate tax if the Insured owned the policy.  If the owner was not the Insured, the fair market value of the policy would be included in the owner’s estate upon the owner’s death.  The policy would not be includable in the Insured’s estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner.  Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax on Investment Income. A 3.8% tax may be applied to some or all of the taxable portion of some distributions from life insurance policies (such as payments under certain settlement options) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a tax advisor for more information.

Foreign Tax Credits.  We may benefit from any foreign tax credits attributable to taxes paid by certain of the underlying mutual funds to foreign jurisdictions to the extent permitted under federal tax law.

Sale of a Life Insurance Policy.  If a life insurance policy is transferred or sold it may be taxable to the extent of the gain in the policy, and all or a portion of the gain will be treated as ordinary income. For purposes of calculating gain on the sale of a life insurance policy, the owner’s investment in the policy (or contract) is not reduced for previously imposed cost of insurance (COI) charges.

Under the transfer for value rule, the sale of the policy may result in a portion of the death benefit proceeds being taxable income when paid to the beneficiary. However, exceptions to the transfer for value rule will preclude taxation of the death benefit proceeds if the transfer of the policy is to the insured under the policy, a partner of the insured, a partnership of which the insured is a partner, or to a corporation in which the insured is a shareholder or officer.

However, the exceptions to the transfer for value rule noted above are not available if the life insurance policy was transferred in a reportable policy sale. Therefore, in a reportable policy sale some portion of the death benefit proceeds will be taxable.

Special tax reporting requirements apply to the sale of a life insurance policy in a reportable policy sale or the transfer of a life insurance policy to a foreign person. Under these reporting requirements the buyer of a life insurance policy in a reportable policy sale must report the amount of the sales proceeds to the IRS and to the insurance company that issued the policy. Upon receipt of 1) notice of sale from the buyer or 2) any notice of a transfer of a life insurance policy to a foreign person, the insurance company is then required to report information related to the life insurance policy to the IRS. A policy owner contemplating the transfer or sale of the policy should consult a qualified tax advisor.

Exchanging the Policy for Another Life Insurance Policy.  Generally, policy owners will be taxed on amounts received in excess of the investment in the policy when the policy is surrendered in full. However, if the policy is exchanged for another life insurance policy, endowment contract, or annuity contract, the policy owner will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035. To satisfy Section 1035, the insured named in the policy must be the insured under the new policy.

If the policy or contract is subject to a policy indebtedness that is discharged as part of the exchange transaction, the discharge of the indebtedness may be taxable. Policy owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.

Accelerated Death Benefits.  The death benefit under a life insurance policy may be distributed at a time earlier than the death of the insured, and all or a portion of the distribution may still be excludable from gross income under the Code; however, the entire amount could be includable in gross income.  The tax consequences associated with adding or electing to receive benefits under each of the Accelerated Death Benefits are unclear.  A tax adviser should be consulted about the consequences of requesting payment of any such benefits.

The following reflects how Amplify expects that such benefits will be treated (but Amplify makes no promise, representation, or guarantee regarding such tax treatment):

Terminal Illness.  The death benefit under a life insurance policy may be distributed when the insured is considered a “terminally ill individual” as that term is defined under the Internal Revenue Code. In this situation the distribution is treated as paid by reason of death of the insured and will generally be excluded from the policy owner’s gross income under Section 101 of the Code, as described above.

Chronic Illness.  The chronic illness benefit issued with this policy is intended to qualify under Internal Revenue Code section 101(g) that allows for the tax-free acceleration of a death benefit due to the insured being certified as chronically ill. The benefit is not intended to be a qualified long-term care insurance contract under Section 7702B of the Code. The amount of the benefit paid under this chronic illness benefit will be tax free up to the same per diem limitation established by the Code that applies to a qualified long-term care insurance contract. Any benefit paid in excess of the per diem limitation will be included in the policy owner’s gross income. Also, the per diem limitation may be modified where multiple policies on the same insured accelerate the death benefit on account of chronic illness through either a chronic illness rider or a qualified long-term care insurance contract. Moreover, the benefit paid may not be tax free where a policy is owned in a business context. Specifically, benefits paid will not be tax free where the policy owner who is not the insured has an insurable interest in the insured because the insured is a director, officer, or employee of the policy owner or because the insured is financially interested in any trade or business carried on by the policy owner. The payment of benefits under the chronic illness benefit will be reported on a Form 1099-LTC.

This discussion is not meant to be all inclusive. Due to the complexity of these rules, and because they are affected by the policy owner’s facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.

Critical Illness.  The critical illness benefit issued with this policy will pay an accelerated death benefit if the insured is diagnosed with an illness that is covered under this benefit such as a heart attack, stroke, etc. Generally, benefits paid under a critical illness benefit may be taxable depending on whether the cost paid for the benefit are tax deductible to the policy owner. For example, where the cost paid for the benefit are nondeductible after tax contributions, then the benefits paid are generally tax free. Amplify expects the benefits paid under this benefit will generally be excludible from gross income under Internal Revenue Code section 104(a)(3).    However, the benefits may not qualify for this exclusion with certain third-party ownership arrangements.

This discussion is not meant to be all inclusive. Due to the complexity of these rules, and because they are affected by the policy owner’s facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.

Our Income Taxes (and Charges for Taxes)

Under current Federal income tax law, we are not taxed on the Separate Account’s operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes.  We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

As discussed elsewhere in this prospectus, we deduct a premium load (charge) for state and local premium taxes.  However, under current laws in several states, we may incur other state and local taxes (in addition to premium taxes).  Currently, these taxes are not significant and we are not currently charging for them.  If they increase, we may deduct charges for such taxes.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise.  Consult a tax adviser with respect to legislative developments and their effect on the policy.

Legal Proceedings

Amplify may be subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to Amplify and proceedings generally applicable to the life insurance business. The outcomes of any such proceedings cannot be predicted due to their complexity, scope, and many uncertainties. Amplify believes, however, that the outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on Amplify’s financial condition or its ability to fulfill its obligations under the policies.

The principal distributor of the policies (the ‘principal underwriter’ under the federal securities laws), is Investment Services Corporation (the “Distributor”). The Distributor is registered with the SEC as a broker-dealer and is a member the Financial Industry Regulatory Authority (“FINRA”).  The Distributor is subject to legal and regulatory proceedings in the ordinary course of its business. The Distributor believes that the outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on its financial condition or its ability to fulfill its obligations under the policies.

Financial Statements

Financial statements for Amplify Insurance Company are located in the Statement of Additional Information. A current Statement of Additional Information may be obtained, without charge, by contacting the Service Center.

There are no financial statements for the Variable Account because as of the date of this prospectus, the Variable Account had no assets and had not begun operations

Appendix A: Underlying Mutual Funds Available Under the Policy

The following is a list of underlying mutual funds available under the policy. More information about the underlying mutual funds is available in the prospectuses for the underlying mutual funds, which may be amended from time to time and can be found online at https://______________________. This information can also be obtained at no cost by calling 1-800-___.____ or by sending an email request to _______________@amplify.com.

The current expenses and performance information below reflects fees and expenses of the underlying mutual funds, but do not reflect the other fees and expenses that the policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each underlying mutual fund’s past performance is not necessarily an indication of future performance.

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2022)
					1 year	5 year	10 year
Commodities
Equity
Equity
Equity
Equity
Allocation
Equity
Equity

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2022)
					1 year	5 year	10 year
Commodities
Fixed Income
Equity
Fixed Income
Fixed Income
Allocation
Equity
Commodities
Fixed Income
Equity

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2022)
					1 year	5 year	10 year
Allocation
Equity
Equity
Fixed Income
Equity
Equity
Fixed Income
Fixed Income
Equity
Allocation

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2022)
					1 year	5 year	10 year
Fixed Income
Equity
Fixed Income
Equity
Fixed Income
Equity
Equity
Equity
Equity
Equity

Appendix B: State Variations

Due to state law variations, the terms, benefits, programs and Riders described in this prospectus may vary or may not be available depending on the state in which the policy is issued. Possible state law variations include, but are not limited to, Rider terms and charges, availability of certain investment options, duration of the right to cancel, policy exchange rights, policy Lapse and/or reinstatement requirements, and surrender charge, suicide, and incontestability periods. This prospectus describes all the material features of the policy. State variations are subject to change without notice at any time. To review a copy of the policy and any Riders or endorsements for the state in which the policy will be issued, contact the Service Center.

State	State Law Variations
California	•Right to Cancel - 30 day right to examine and cancel. Refund of the ______________ •Partial Surrender Fee does not apply.
Florida

•Additional Premium - cannot increase the Minimum Additional Premium.

•Asset Rebalancing - The number of Sub-Accounts and frequencies available for election are not limited.

•Face Amount Decreases - cannot change the minimum amount of the Face Amount Decrease.

•Cannot discontinue Face Amount decreases at any time.

•Cannot place restrictions on assignment.

North Dakota	•Accelerated Death Benefit for Terminal Illness - Suicide provision is limited to one year.

State premium tax variations are as follows:

State	Premium Tax	State	Premium Tax
Alabama		Maryland
Alaska		Massachusetts
Arizona		Michigan
Arkansas		Minnesota
California		Mississippi
Colorado		Missouri
Connecticut		Montana
Delaware		Nebraska
District of Columbia		Nevada
Florida		New Hampshire
Georgia		New Jersey
Hawaii		New Mexico
Idaho		New York
Illinois		North Carolina
Indiana		North Dakota
Iowa		Ohio
Kansas		Oklahoma
Kentucky		Oregon
Louisiana		Pennsylvania
Maine		Rhode Island
South Carolina		Virginia
South Dakota		Washington
Tennessee		West Virginia
Texas		Wisconsin
Utah		Wyoming
Vermont

* Applicable state premium tax rate is based on retaliatory tax rate for [Arizona].

B-1

Statement of Additional Information

________, 2023

This Statement of Additional Information (“SAI”) contains additional information about the Amplify Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies (the “policy”). This SAI is not a prospectus and should only be read in conjunction with the prospectus for the policy. The prospectus for the policy is dated the same date as this SAI. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the prospectus. You may obtain a copy of the prospectus by contacting the Service Center via telephone at 1-800-___-___, or by mailing a request to Amplify Insurance Company, P.O. Box [               ]. You may also email the Service Center at ____________@Amplify.com, or visit your policy owner’s online account at www.[             ].com.

SAI-1

General Information and History

The Company and the Separate Account

The policy is issued by Amplify Insurance Company (“Amplify”). with its home office at 2111 Lane St., San Francisco, California 94124.  Amplify was incorporated and established in 2022 as a life insurance company domiciled in Arizona.  Amplify is a wholly-owned subsidiary of Amplify Life Insurance Company, which was incorporated in Delaware in September 2019 and is a digital life insurance platform focused on helping customers build wealth through permanent life insurance. Amplify Life Insurance Company is a privately-held company that is controlled by [_____________________________].

Amplify VUL Separate Account I (the “Variable Account”) is a separate account of Amplify established under Arizona state law on [  date  ]. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and qualifies as a “separate account” within the meaning of federal securities laws.

Non-Principal Risks of Investing in the Contract

All non-principal risks of purchasing the policy have been disclosed in the prospectus.

Services

Service Agreements

[Description of TPA/other service agreements to be provided.]

Safekeeping of Assets

We maintain all accounts, books, records and other documents which are required to be maintained for the Variable Account.

Distribution of the Policy

[                             ] serves as the principal underwriter of the policies issued by the Variable Account. [                 ]  is registered with the Securities and Exchange Commission as a broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”). Its principal business address is [                   ]. The policy is offered on a continuous basis.

Amplify will  pay underwriting commissions of up to [        ]% of first-year premium plus trail commissions of up to [        % of assets] to the principal underwriter for distributing the policies. For the year 2023, no amounts were paid because sales of the policies had not commenced.

Independent Public Accountant

The independent public accounting firm for the Variable Account and Amplify is [                   ], with its principal business address located at [               ].

Financial Statements

The statutory financial statements of Amplify Insurance Company as of December 31, 2023 have been included in this SAI in reliance on the report of [                      ], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

There are no financial statements for the Variable Account because as of December 31, 2023, the Variable Account had no assets and had not begun operations.

SAI-2

Part C - Other Information

Item 30. Exhibits

a)Resolution of the Amplify Insurance Company Board of Directors establishing the Variable Account. Filed Herewith.

b)Custodian Agreements.  Not Applicable.

c)Underwriting Contracts.  To be Filed by Amendment.

d)(1) Policy Form.  To be Filed by Amendment.

(2) Form of all riders or endorsements.  To be Filed by Amendment.

e)Form of Policy Application.  To be Filed by Amendment.

f)Depositor’s Certificate of Incorporation and By-Laws.

(1) Articles of Incorporation. Filed Herewith.

(2) By-Laws. Filed Herewith.

g)Reinsurance Contracts.  If applicable, To be Filed by Amendment.

h)Participation Agreements.  To be Filed by Amendment.

i)Administrative Contracts.  To be Filed by Amendment.

j)Other Material Contracts.   Not Applicable.

k)Legal Opinion.  To be Filed by Amendment.

l)Actuarial Opinion.  Not Applicable.

m)Calculation (of values in illustrations). Not Applicable.

n)Other Opinions.  Not Applicable.

o)Omitted Financial Statements.  Not Applicable.

p)Initial Capital Agreements.  Not Applicable.

q)Memorandum regarding Redeemability Exemption (pursuant to Rule 6e-3(b)(12)(iii)). To be Filed by Amendment.

r)Form of Initial Summary Prospectus.  Filed Herewith.

SAI-3

Item 31. Directors and Officers of the Depositor

The directors and officers of Amplify Insurance Company are set forth below.

(1) Name and Principal Business Address*	(2) Positions and Offices with Depositor
Hanna Wu	President and Director
Lu Ma	Chief Insurance Officer and Director
Ian Westerman	Treasurer
Dennis Murashko	Secretary and Director
Jing Huang	Director
Mary Jo Hudson	Director
Stephen Napoli	Director

*Unless otherwise indicated, the principal business address is 2111 Lane Street, San Francisco, CA 94124.

Item 32. Persons Controlled by or Under Common Control with the Depositor or Registrant

Amplify Insurance Company is a wholly-owned subsidiary of Amplify Life Insurance Company. Amplify Life Insurance Company is owned and controlled by [___________________________].

Item 33. Indemnification

Article XII of the Articles of Incorporation of Amplify Insurance Company provides that the Company shall indemnify its directors and officers to the fullest extent permitted by the Arizona Corporations and Associations Code and the Company’s Bylaws. The Company shall indemnify against any and all loss and liability to persons who are named or threatened to be named in any lawsuits or other proceedings as a result of their service to the Company or any entity for which the Company requested service, as directors, officers, employees or agents of the Company, to the fullest extent permitted by Arizona law. The Company shall advance expenses incurred by such proceedings as to directors and officers, and may do the same as to agents and employees, in accordance with Arizona law. The Company may maintain insurance to indemnify or hold harmless against any liability asserted against such persons arising from such persons status in that capacity.

Article X of the Bylaws of Amplify Insurance Company provides that the Company shall indemnify any person who is a party or threatened to be made a party to a proceeding by reason of his or her status as a director, officer, employee or agent of the Company or an entity for which the Company requested service, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with actions, suits and proceedings if such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company and has no reasonable cause to believe his or her conduct was unlawful. The expenses of officers and directors incurred in defending an action, suit or proceeding shall be paid by the Company as they are incurred in advance of the final disposition upon receipt of an undertaking to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified.

Arizona law (A.R.S. §§ 10-850 – 10-858) authorizes Arizona corporations to provide indemnification to directors, officers and other persons. Moreover, unless limited by the articles of incorporation, corporations are required under Arizona law to indemnify a director who was the prevailing party in the defense of any proceeding to which such director was a party as a result of his or her status as a director against reasonable expenses incurred in connection with the proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant

SAI-4

will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34. Principal Underwriters

(a)Other Activity. [                ] is also the principal underwriter for [                 ].

(b)Management. The following information is furnished with respect to the officers and directors of [             ].

(1) Name and Principal Business Address*	(2) Positions and Offices with Underwriter

*Unless otherwise indicated, the principal business address is [                  ].

(c)Compensation from the Registrant.  No compensation was received from the Variable Account (or for the sale of the policies) during 2023, as sales of the policies had not commenced.

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Other Compensation
[ ]	$ 0	$ 0	$ 0	$ 0

Item 35. Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by Amplify Insurance Company at 2111 Lane Street, Unit 24560, San Francisco, CA 94124.

Item 36. Management Services

All management contracts are discussed in Part A (the prospectus) or Part B (the Statement of Additional Information).

Item 37. Fee Representation

Amplify Insurance Company represents that the fees and charges deducted under the policies described herein, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Amplify Insurance Company.

SAI-5

Signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Brisbane, and State of California on this 21st day of April, 2023.

Amplify VUL Separate Account I (The Registrant)

By:	/s/ Hanna Wu
Hanna Wu, President and Director

Amplify Insurance Company (The Depositor)

By:	/s/ Hanna Wu
Hanna Wu, President and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 21, 2023.

Signatures and Titles

By:	/s/ Hanna Wu	President and Director (Principal Executive Officer)
Hanna Wu
By:	/s/ Lu Ma	Chief Insurance Officer and Director
Lu Ma
By:	/s/ Ian Westerman	Treasurer (Principal Financial and Accounting Officer)
Ian Westerman
By:	/s/ Dennis Murashko	Secretary and Director
Dennis Murashko
By:	/s/ Jing Huang	Director
Jing Huang
By:	/s/ Mary Jo Hudson	Director
Mary Jo Hudson
By:	/s/ Stephen Napoli	Director
Stephen Napoli

Signatures-1

Exhibit Index

(a)	Resolution of the Amplify Insurance Company Board of Directors establishing the Variable Account.

(f)	Depositor’s (Amplify’s) Articles of Incorporation and By-Laws.
(1) Articles of Incorporation
(2) By-Laws

(r)	Form of Initial Summary Prospectus.

EX-1